U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        POS-AM SEC File No. 333-42130

                         THE MAJESTIC COMPANIES, LTD.
                (Name of Small Business Issuer in its Charter)

        Nevada                      336000                     88-0293171
(State or jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer
     incorporation or         Classification Code Number)   Identification No.)

8880 Rio San Diego Road, 8th Floor, San Diego, California 92108; (619) 209-6077
         (Address and telephone number of Registrant's principal executive offices and principal place of business)

       James DeOlden, Esq.; 18300 Von Karman, Suite 710, Irvine, California
                                 (949) 809-2118
         (Name, address, and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering Pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective
registration statement for the same offering.    [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.             [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.     [  ]

If the delivery of the prospectus is expected to be made pursuant to Rule 434,
check the following box.           [  ]

                    CALCULATION OF REGISTRATION FEE

Title of           Amount to be      Proposed        Proposed      Amount of
Securities         Registered (1)    Maximum         Maximum       Registration
to be                                Offering        Aggregate     Fee
Registered                           Price Per       Offering
                                     Unit (2)        Price

Common Stock       154,161,647 (3)    $0.0195        $2,998,152      $794.51

The company hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the company shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(1) Pursuant to Rule 416, such additional amounts to prevent dilution from stock splits or similar transactions.

(2) Calculated in accordance with Rule 457(c): The average of the bid and asked price as of October 17, 2001.

(3) This amount is an additional 34,161,647 shares that are registered pursuant to Rule 424(b).

                                    PROSPECTUS

                           THE MAJESTIC COMPANIES, LTD.

                               154,161,647 Shares
                                   Common Stock *

The Majestic Companies, Ltd., a Nevada corporation, is hereby offering up to 154,161,647 shares, of its $0.001 par value common stock on a delayed basis under Rule 415 pursuant to the following plan: (a) Shares of common stock of the company will be sold under a shelf registration under Rule 415: (a) 91,815,755 shares to cover the debenture to be issued under a Line of Credit Agreement, with a total of 7,589,104 shares that have yet to be issued; (b) 25,502,517 shares to cover the debenture already issued under a $520,000 convertible debenture offering, with a total of 181,818 shares that have yet to be issued; (c) 9,000,000 shares to issued to the president of the company in consideration of, and in lieu of, one year's worth of compensation due under his existing employment contract with the company and the cancellation of this contract, and entering into a new employment contract between the parties; and (d) 27,854,375 for consulting services for the company.

The shares offered hereby are highly speculative and involve a high degree of risk to public investors and should be purchased only by persons who can afford to lose their entire investment (See "Risk
Factors" on page 5).

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the U.S. Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                  Price to Public    Underwriting Discounts    Proceeds to
                                        and Commissions         Issuer (3)

Per Share             $ (1)                 $ (2)                  $ (1)

Total Maximum         $ (1)                 $ (2)                  $ (1)

Information contained herein is subject to completion or amendment. The registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

              Subject to Completion, Dated: ______________, 2001

* Pursuant to SEC Rule 416, there will be a change in the amount of securities being issued to prevent dilution resulting from stock splits, stock dividends, or similar transaction.

(1) The price per share, the maximum amount to be raised under this offering and the proceeds to the issuer will be dependent on the market price at the times the shares are sold, including the timing of to be taken under a line of credit agreement.

(2) Except as noted under Plan of Distribution with regard to a line of credit agreement, no commissions will be paid in connection with the sale of the shares on this delayed basis. The exact amount of the commission will be dependent upon the amount drawn under the line of credit.

(3) The Proceeds to the company is before the payment of certain expenses in connection with this offering. See "Use of Proceeds."

                               TABLE OF CONTENTS

Prospectus Summary                                                           5
Risk Factors                                                                 8
Use Of Proceeds                                                             16
Determination Of Offering Price                                             17
Plan Of Distribution                                                        17
Legal Proceedings                                                           21
Directors, Executive Officers, Promoters And Control Persons                22
Security Ownership Of Certain Beneficial Owners And Management              24
Description Of Securities                                                   26
Interest Of Named Experts And Counsel                                       28
Disclosure Of Commission Position On Indemnification
  For Securities Act Liabilities                                            28
Organization Within Last Five Years                                         33
Description Of Business                                                     33
Management's Discussion and Analysis of Financial
  Condition and Results of Operations                                       49
Description Of Property                                                     53
Certain Relationships And Related Transactions                              53
Market For Common Equity And Related Stockholder Matters                    54
Executive Compensation                                                      55
Financial Statements                                                        57
Changes In And Disagreements With Accountants
  On Accounting And Financial Disclosure                                    63
Available Information                                                       65

                                PROSPECTUS SUMMARY

The following summary is qualified in its entirety by detailed information appearing elsewhere in this prospectus. Each prospective investor is urged to read this prospectus in its entirety.

The Company.

(a)  Background.

The Majestic Companies, Ltd. was incorporated under the laws of the State of Nevada on December 3, 1992 under the name of Rhodes, Wolters & Associates, Inc. In May 1998, Rhodes changed its name to SKYTEX International, Inc., and in December 1998, merged with a Delaware corporation named "The Majestic Companies, Ltd." SKYTEX had no material operations during the period prior to this merger. The Delaware corporation SKYTEX acquired in the merger had operations and formerly did business as "Majestic Motor Car Company, Ltd." and prior to that "Majestic Minerals, Ltd." As a part of the merger, SKYTEX's corporate name was changed to "The Majestic Companies, Ltd." Majestic Minerals, Ltd. was a British Columbia, Canada corporation that changed its name to Majestic Motor Car Company in April 1997. Subsequent to the name change, in March 1998, Majestic Motor Car Company merged with and into The Majestic Companies, Ltd., the Delaware corporation SKYTEX acquired in December 1998. The Delaware corporation did not have any prior material operations and was organized for the purpose of reincorporating under the laws of the State of Nevada.

To consummate the SKYTEX merger, stockholders of the pre-merger
Delaware corporation, "The Majestic Companies, Ltd.", were issued one share of SKYTEX common stock with par value of $0.001 for each one share of common stock owned as of December 11, 1998, of the pre-merger
Delaware corporation "The Majestic Companies, Ltd."

(b)  Business.

The Majestic Companies, Ltd. is the parent of: Majestic Modular
Buildings, Ltd., Majestic Transportation Products, Ltd., and Majestic Financial, Ltd. All operations of The Majestic Companies, Ltd. are conducted through its three wholly owned subsidiaries:

     The Majestic Modular division designs, builds, leases and sells re-locatable modular structures including classrooms, office buildings, medical facilities and telecommunication equipment shelters to primarily end users located in California. The Modular division operates from and maintains administrative and manufacturing facilities in Modesto, California.

     Majestic Transportation designs and markets transportation related safety equipment for the school bus market. The Transportation Products division operates from an administrative and design engineering facility located in San Diego, California.

     Majestic Financial is engaged in the business of acquiring and leasing re-locatable modular structures to private and public California school districts as well as commercial end users.

The Offering.

Shares of common stock of the company will be sold under a shelf registration under Rule 415. A total of 154,161,647 shares are to be registered under this offering for the following purposes:

     91,815,755 shares to cover the debenture to be issued under a line of credit agreement.

     25,502,517 shares to cover the debenture already issued under a $520,000 convertible debenture offering

     9,000,000 shares to issued to the president of the company in consideration of, and in lieu of, all compensation due under his existing employment contract with the company and the cancellation of this contract.

     27,854,375 shares for the following purposes:


     for consulting services for the company

Liquidity of Investment.

Although the shares will be "free trading," there has been only a limited public market for the shares. Therefore, an investor may not be able to sell his or her shares when desired; therefore, an investor may consider his or her investment to be long-term.

Risk Factors.

An investment in the company involves risks due in part to a limited previous financial and operating history of company, as well as competition in the industry of the company. Also, certain potential conflicts of interest arise due to the relationship of the company to management and others.

                                  RISK FACTORS

The securities offered hereby are highly speculative in nature and involve a high degree of risk. They should be purchased only by persons who can afford to lose their entire investment. Therefore, each prospective investor should, prior to purchase, consider very carefully the following risk factors among other things, as well as all other information set forth in this prospectus.

Limited Prior Operations.

(a)  History of Losses; Accumulated Deficit; Working Capital Deficiency.

The Majestic Companies, Ltd. is a development stage company and therefore is subject to certain risks going forward including the risk of being unable to continue as a going concern. To date, the operations of the Registrant's business units have not generated sufficient earnings to cover the cost of operations. Therefore, the Registrant has incurred a net loss of $4,123,634 for year-ended 1999 (audited) and a net loss of $5,815,893 (audited). To date, revenues have been generated from the manufacture and sale of Modular Buildings: $2,265,609 for year-end 1999 (audited) and $2,389,095 for the year-end 2000 (audited), and from the leasing of modular classroom buildings owned by the Registrant:
$23,529 for year-ended 1999 (audited) and $100,150 for the year-end 2000 (audited). In order for the Registrant to continue as a going concern, it will be necessary to raise additional equity and or debt financing to cover the cost of future operations. There can be no assurance that the Registrant will be able to attain such additional financing on terms satisfactory to the Registrant.

There is only a limited operating history upon which to base an assumption that the company will be able to achieve its business plans. In addition, the company has only limited assets. As a result, there can be no assurance that the company will generate significant revenues in the future; and there can be no assurance that the company will operate at a profitable level. If the company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the company's business will not succeed.

Significant Working Capital Requirements.

The working capital requirements associated with the plan of business of the company will continue to be significant. The company anticipates, based on currently proposed assumptions relating to its operations (including with respect to costs and expenditures and projected cash flow from operations), that it cannot generate sufficient cash flow to continue its operations for an indefinite period at the current level without requiring additional financing. The company will need to raise additional capital in the next six months, through debt or equity, to fully implement its sales and marketing strategy and grow.
In addition, the company currently plans one or more acquisitions over the next twelve months and will need financing in excess of $1,000,000 during the year 20001in order to pay for these anticipated acquisitions and to sustain the company. In the event that the company's plans change or its assumptions change or prove to be inaccurate or if cash flow from operations proves to be insufficient to fund operations (due to unanticipated expenses, technical difficulties, problems or otherwise), the company would be required to seek additional financing sooner than currently anticipated or may be required to significantly curtail or cease its operations.

Company Only Has Limited Assets.

The company has only limited assets. As a result, there can be no assurance that the company will generate significant revenues in the future; and there can be no assurance that the company will operate at a profitable level. If the company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the company's business will not succeed.

Significant Long-Term Indebtedness Could Adversely Impact Company's Business.

Funds generated both by the company's operations and through private placements have only been sufficient to pay the interest on its short-term and long-term indebtedness. There can be no assurance, however, that the company will be able to pay the principal due on its short-term and long-term indebtedness.

Limited Safety Product Demand and Acceptance of SAFE-T-BAR T System.

Management believes that demand for the company's SAFE-T-BAR T product will depend, in part, upon the continued interest in improving safety on public and private bus transportation. There are no assurances that current trends towards passenger safety will continue. Even if such trends continue, there are no assurances that the company's products will find acceptance with purchasers and operators of school bus fleets, or if accepted, that such acceptance will continue. While the conclusions reached by the company's limited market research have been favorable, there are no assurances that actual operating results will reach the levels indicated by such research.

Dependence on Certain Customers and Lack of Long-Term Supply Contracts with Customers.

Although the company sells its products both through distributors and directly to end users, it relies significantly on relationships with several customers. The company does not have any long-term supply agreements with any of its customers. The loss of any of these customers could adversely affect the company's profitability.

Dependence on Certain Suppliers and Lack of Long-Term Contracts with
Suppliers.

Although the company has a favorable relationship with its suppliers, marketplace variants such as a bankruptcy, strike, liquidation, acquisition or merger, war, civil unrest, and atmospheric and other weather-related phenomenon could disrupt these relationships at any time. The company currently has no long-term supply agreements to control costs and assure availability of inventory.

Historically, the company has generally been able to obtain its inventory without significant difficulty or delay. There have, however, been times when the company was forced to pay a premium for inventory in short supply and has experienced occasional delays. Any significant changes in supply, including increased costs, could adversely affect planned growth. The company has not experienced any such significant changes in supply or increased costs, other than the moderate effect of changes in the exchange rate of foreign currencies against the U.S.
dollar, and does not anticipate significant difficulty regarding these matters.

Government Regulations Could Adversely Impact Company's Business.

The company's design, manufacturing, and construction activities are subject to various federal, state, local and foreign laws and regulations designed to protect the environment from waste emissions and the handling, treatment and disposal of solid and hazardous wastes, as well as California, Federal and other state regulations governing the design and construction of classroom and other modular structures, and transportation safety devices. Although the company believes that it is and has been in substantial compliance with all such laws, ordinances and regulations applicable to these operations, there may be liabilities or conditions associated with such activities of which the company is not aware. Accordingly, there can be no assurance that future compliance with such requirements will not have a material adverse effect on the company's financial condition and operations.

The company is also subject to the Federal Occupations Safety and Health Act and other laws and regulations affecting the safety and health of employees and the Fair Labor Standards Act and various state laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. The company is also subject to various state and local building codes and licensing requirements. Company management believes the company has obtained all necessary licenses and permits and that the company is in substantial compliance with applicable federal, state and local laws and regulations.

Liability Insurance May Not Be Adequate.

The company is and may be subject to product liability claims arising out of the use of the company's products. In addition, the company is and may be subject to other liability resulting from its day to day operations, including claims for negligence and environmental liability. On April 20, 1999, the company procured general liability, automobile and property insurance coverage with limits in the respective amounts of $1,000,000 ($10,000,000 umbrella), $1,000,000, and $2,250,000
($5,000,000 umbrella). If not renewed, these coverages are scheduled to expire on April 20, 2001. Although management of the company believes these coverage limits to be adequate, there can be no assurance that these limitations are adequate or that the coverage will continue to be available at affordable rates.

States Other Than California May Not Approve the Company's Existing Modular Structures.

Currently, the company's modular classroom structures used in various California school districts have been approved by the State of California. There is no guarantee or assurance that other states will approve the form, composition, size, specifications, materials or components of the company's modular classroom or other structures that have already been approved in California. If other states require the company to modify the company's basic modular classrooms or other structures used in California, the company could incur substantial costs to make these classrooms and/or other structures comply with other states laws and building codes. The incurring of such costs could significantly, adversely affect the company's profitability, revenues and operations.

Reduced Labor Availability and Employee Relations.

Currently, skilled and unskilled labor is reasonably available in California, but additional light industry moving to the area could reduce these labor pools. Furthermore, there can be no assurance that the unskilled work force currently available will be trainable as employees for the company that such labor will remain available. Any increase in the competition for employees could have a significant adverse effect upon both the availability and the price of skilled and unskilled labor.

The company currently believes its employee relations are good.
Currently, none of the company's employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a materially adverse effect on the company until normal operations resume.

Uncertainty of Government Funding to School Districts for Purposes of Purchasing or Leasing Modular Structures in California or Elsewhere.

The company has historically relied on the financial ability of various school districts to purchase or lease the company's modular classrooms. Since the school district's source of funding originates from the government or various state bonds, there is no guarantee that the government or state bonds will continue to be available to provide the funding necessary for the school districts to purchase or lease the company's modular classrooms.

Uncertainty That School Districts Will Continue to Purchase or Lease Modular Relocatable Structures Over More Fixed, Permanent Structural Alternatives.

Although the company believes the conditions affecting the market for modular buildings to be favorable, there is no assurance that individual school districts will choose to purchase or lease the company's modular re-locatable classrooms over more fixed, permanent structural alternatives.

Uncertainty of Protection of Patents, Licenses, Trade Secrets and
Trademarks Could Adversely Impact Company's Business.

The company is the exclusive licensee for a patent related to its SAFE-T-BAR T product. The company's success depends, in part, on its ability to maintain the exclusive right and license to manufacture and sell the SAFE-T-BAR T. There can be no assurance that the Patent License Agreement between the company and Adrian Corbett will continue in full force and effect. If the Patent License Agreement was to be terminated, or the patent for the SAFE-T-BART cancelled for any reason, the company's prospects could be adversely affected.

There is also no assurance that Adrian Corbett will be able to obtain a patent on the SAFE-T-SEAT T product, or that the company will be successful in obtaining the exclusive right and license to use the SAFE-T-SEAT T product from Mr. Corbett. However, there can be no assurance that such a patent, if granted, will provide the company with significant protection against competitors. Litigation may be necessary in the future to protect the company's patent, and there can be no assurance that the company will have the financial or managerial resources necessary to pursue such litigation or otherwise to protect its patent rights.

In addition to pursuing patent protection in appropriate cases, the company also relies on trade secret protection for its unpatented proprietary technology. However, trade secrets are difficult to protect. There can be no assurance that other companies will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the company's trade secrets, that such trade secrets will not be disclosed or that the company can effectively protect its rights to unpatented trade secrets. The company pursues a policy of having its employees and consultants execute non-disclosure agreements upon commencement of employment or consulting relationships with the company, which agreements provide that all confidential information developed or made known to the individual during the course of employment shall be kept confidential except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for the company's trade secrets or other proprietary information.

Success of Company Dependent on Management.

The company's success is dependent upon the hiring of key administrative personnel. Only three of the company's officers, directors, and key employees have an employment agreement with the company; therefore, there can be no assurance that other personnel will remain employed by the company after the termination of such agreements. Should any of these individuals cease to be affiliated with the company for any reason before qualified replacements could be found, there could be material adverse effects on the company's business and prospects. In addition, management has no experience is managing companies in the same business as the company.

In addition, all decisions with respect to the management of the company will be made exclusively by the officers and directors of the company. Investors will only have rights associated with minority ownership interest rights to make decision that effect the company. The success of the company, to a large extent, will depend on the quality of the directors and officers of the company. Accordingly, no person should invest in the shares unless he is willing to entrust all aspects of the management of the company to the officers and directors.

Limitations on Liability, and Indemnification, of Directors and Officers.

The company's Articles of Incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The Bylaws include provisions to the effect that the Company may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, or employee to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. In addition, the Nevada Revised Statutes provide for permissive indemnification of officers and directors and the company may provide indemnification under such provisions. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the company in covering any liability of such persons or in indemnifying them.

Potential Conflicts of Interest Involving Management.

Currently, the officers and directors of the company devote 100% of their time to the business of the company. However, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the board of directors to the company, any proposed investments for its evaluation.

Influence of Other External Factors on Prospects for Company.

The industry of the company in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the company will result in a commercially profitable business. The marketability of its products will be affected by numerous factors beyond the control of the company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect companies' spending. Factors which leave less money in the hands of potential customers of the company will likely have an adverse effect on the company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the company not receiving an adequate return on invested capital.

No Cumulative Voting

Holders of the shares are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of a majority of the shares present at a meeting of shareholders will be able to elect all of the directors of the company, and the minority shareholders will not be able to elect a representative to the company's board of directors.

Absence of Cash Dividends

The board of directors does not anticipate paying cash dividends on the shares for the foreseeable future and intends to retain any future earnings to finance the growth of the company's business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements, and the general operating and financial condition of the company, and will be subject to legal limitations on the payment of dividends out of paid-in capital.

Quarterly Fluctuations and Seasonality of Operating Results Could
Adversely Affect Value of Stock.

Operating results may fluctuate on a quarterly basis due to a variety of factors, including the cycles of orders, shipment of products from suppliers, the number and timing of new product introductions, the timing of operation and advertising expenditures, weather, the year end purchasing cycle, and other factors. The company believes that factors such as fluctuations in the quarterly operating results could affect the value of the company's stock.

Limited Public Market for Company's Securities.

Prior to this offering, there has been only a limited public market for the shares of common stock being offered. There can be no assurance that an active trading market will develop or that purchasers of the shares will be able to resell their securities at prices equal to or greater than the respective initial public offering prices. The market price of the shares may be affected significantly by factors such as announcements by the company or its competitors, variations in the company's results of operations, and market conditions in the industries of the company in general. The market price may also be affected by movements in prices of stock in general. As a result of these factors, purchasers of the shares offered may not be able to liquidate an investment in the shares readily, or at all.

No Assurance of Continued Public Trading Market; Risk of Low Priced Securities.

There has been only a limited public market for the common stock of the company. The common stock of the company is currently quoted on the Over the Counter Bulletin Board. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the company's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

The regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell the company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

Effects of Failure to Maintain Market Makers.

If the company is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the company will be able to maintain such market makers.

Offering Price.

The offering price of the shares will be determined in relation to the then current market price of the shares on the Over the Counter Bulletin Board. Because of market fluctuations, there can be no assurance that the shares will maintain market values commensurate with the offering price.

"Shelf" Offering

The shares are offered on a delayed basis. No assurance can be given that all or a majority of the shares will be issued. No broker-dealer has been retained as an underwriter and no broker-dealer is under any obligation to purchase any of the shares.

Use of Proceeds Not Specific.

The proceeds of this offering have been allocated only generally. Proceeds from the offering have been allocated generally to legal and accounting, and working capital. Accordingly, investors will entrust their funds with management in whose judgment investors may depend, with only limited information about management's specific intentions with respect to a significant amount of the proceeds of this offering.

Potential Status as a Pseudo California Corporation.

Section 2115 of the California General Corporation Law subjects certain foreign corporations doing business in California to various substantive provisions of the California General Corporation Law in the event that the average of its property, payroll and sales is more than 50% in California and more than one-half of its outstanding voting securities are held of record by persons residing in the State of California. Currently, less than one-half of the outstanding voting shares of the company are owned by residents of California; however, this percentage may change in the future as a result of this offering.

Some of the substantive provisions include laws relating to annual election of directors, removal of directors without cause, removal of directors by court proceedings, indemnification of officers and directors, directors standard of care and liability of directors for unlawful distributions. Section 2115 does not apply to any corporation which, among other things, has outstanding securities designated as qualified for trading as a national market security on NASDAQ if such corporation has at least eight hundred holders of its equity securities as of the record date of its most recent annual meeting of shareholders. It is currently anticipated that the company may be subject to Section 2115 of the California General Corporation Law which, in addition to other areas of the law, will subject the company to Section 708 of the California General Corporation Law which mandates that shareholders have the right of cumulative voting at the election of directors.

Uncertainty Due to Year 2000 Problem.

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems that use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure that could affect the company's ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant.
It is not possible to be certain that all aspects of the Year 2000 issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Year 2000 Problem could affect computers, software and other equipment used, operated or maintained by the company. Accordingly, the company is reviewing its internal computer programs and systems to ensure that the programs and systems will be Year 2000 compliant. The company presently believes that its computer systems will be Year 2000 compliant in a timely manner. However, while the estimated cost of these efforts is not expected to be material to the company's financial position or any year's results of operations, there can be assurance to this effect.

The company believes that it has reviewed and assessed all of the major computers, software applications, and related equipment used in connection with its internal operations that would potentially require modification, upgrade, or replacement to minimize the possibility of a material disruption to its business. The company's internal review of such systems did not identify any material Year 2000 Problem. If the company had identified an exposure to the Year 2000 Problem, Management currently estimates the total cost of internal reprogramming of its software products and the upgrading of purchased hardware and software would not be material. While this is management's best current estimate, items outside management's control relating to the Year 2000 Problem may impact the company. The company estimates the total cost to the company of completing any required modifications, upgrades, or replacements of these internal systems would not have a material adverse effect on the company's business or results of operations.

In addition to computers and related systems, the operations of office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, and other common devices may be affected by the Year 2000 Problem.

The discussion of the company's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. The company's Year 2000 compliance status and the level of incremental costs associated therewith, if any, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software, and unanticipated problems identified in ongoing internal compliance reviews.

                              USE OF PROCEEDS

The amount of proceeds from this offering will depend on the offering price per share and the number of shares sold for cash. When the initial offering price is determined, this prospectus will be amended to so indicate; then the amount of proceeds from this offering can be estimated. The proceeds of the offering, less the expenses of the offering, will be used to provide working capital for the company.

The following table sets forth the use of proceeds from this offering (the blank number will be completed upon the amendment of this prospectus with the initial offering price):

                  Use of Proceeds              Maximum Offering
                                            Amount        Percent

                  Transfer Agent Fee        $ 1,000
                  Printing Costs            $ 1,000
                  Legal Fees                $25,000
                  Accounting Fees           $ 1,500
                  Working Capital
                        Total

Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures are less than projected, the resulting balances will be retained and used for general working capital purposes or allocated according to the discretion of the board of directors. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amounts anticipated, supplemental amounts may be drawn from other sources, including, but not limited to, general working capital and/or external financing. The net proceeds of this offering that are not expended immediately may be deposited in interest or non-interest bearing accounts, or invested in government obligations, certificates of deposit, commercial paper, money market mutual funds, or similar investments.

                      DETERMINATION OF OFFERING PRICE

The cash offering price of the shares will be determined, from time to time, based on the current market price of the shares on the Over the Counter Bulletin Board.

                            PLAN OF DISTRIBUTION

On June 8, 2000, the company closed on a private placement funding with investors represented by May Davis Group, Inc., a registered investment banking firm with offices in New York City and Baltimore, Maryland. The funding consists of two parts. The first part was structured as a $520,000 principal amount, 4% coupon convertible debenture due in 2005. The second part of the funding consists of a $2,000,000 equity line of credit agreement that is backed by 4% convertible debentures due in 2005.

$520,000 Convertible Debenture.

The $520,000 part of the funding was placed with a total of 11 investors, all of which are accredited. An accredited investor is generally defined under federal and state securities laws and regulations as:

     any person whose individual net worth, or joint net worth with that person's spouse (in either event inclusive of home, furnishings, and automobiles), at the time of purchase exceeds $1,000,000, or any person who had an individual gross income in excess of $200,000 in each in the two most recent years (or joint income with that person's spouse in excess of $300,000 in each of those years), and has a reasonable expectation of reaching that same income level in the current year.

These investors are as follows:

The following is a list of investors that participated in the $520,000 portion of the funding, all of which are accredited investors:

          Investor                          State           Amount Invested

          Gordon D. Mogerley                  NJ               $320,000
          Gerald Holland                      CT               $ 30,000
          James Ratliff                       TX               $ 10,000
          Rance Merkel                        TN               $ 50,000
          John Bolliger                       ID               $ 20,000
          Ronald Horner                       ID               $ 20,000
          George Knox, II                     NY               $ 10,000
          Lowell F. Gill & Shiela G. Gill     UT               $ 20,000
          Tom Jackson                         UT               $ 10,000
          Frank Collins                       NV               $ 10,000
          Anthony E. Rakos &
               Dorothy L. Rakos               IL               $ 20,000
          Total                                                $ 520,000

The $520,000 convertible debentures that have been issued pursuant to this private placement have the following terms and conditions:

     The debenture holder receives an interest rate of 4% annually on the outstanding debenture face amount.

     Debentures are convertible into common stock of the company at either:

     120% of the closing bid price on the closing date (this amount has been calculated and agreed upon by both the company and May Davis as being a conversion price of $0.20), or

     80% of the average closing bid price (as reported by Bloomberg) for any four (4) days of the previous five (5) days immediately preceding the date of conversion.

     The company has entered into a securities purchase agreement, and a registration rights agreement with each of the aforementioned investors regarding their investment in convertible debentures with the company.

     The company maintains the right to redeem any outstanding debentures with five days advance notice at the redemption price of 120% of the face amount plus any accrued interest due.

     The investor can begin converting the debenture 90 days from the date of closing.

$2,000,000 Equity Line of Credit.

In addition to the $520,000 convertible debenture funding, the company has entered into a $2,000,000 equity line of credit agreement with an institutional investor, GMF Holdings, arranged through the placing agent, May Davis Group, Inc. This line of credit is based on the following terms and conditions:

     The $2,000,000 line of credit is structured whereby the company can request advances from the investor in exchange for 4% debentures that are then convertible into the company's common stock at an exchange rate equal to 80% of the average closing bid price (as reported by Bloomberg) of the company's common stock for any four
     (4) of the five (5) trading days immediately preceding the date of conversion.

     The company has a period of 24 months from the date of closing (June 8, 2000) in which to draw against the line of credit and is able to request advances on a 30-day basis as outlined by a pre-defined table of previous 30-day average daily trading amounts as follows:

     30-Day Average Daily Trading (1)             Maximum Advance Amount (2)

            $ 25,000 - $ 50,000                              $100,000
            $ 50,001 - $100,000                              $200,000
            $100,001 - $200,000                              $350,000
            $200,001 and Over                                $500,000

(1) The 30-Day Average Trading Volume shall be equal to the average of the Bid Price multiplied by the volume for each of the 30 calendar days preceding the Advance Date.

(2) Assuming that no Advances have been made pursuant to this Agreement during the preceding 30 calendar days.

     The investor has the right to begin converting its debentures to shares of the company's common stock 90 days from the closing date. In the event that the registration statement has not been deemed effective by the Securities and Exchange Commission, the company will issue restricted shares to the investor.

     The company has entered into a convertible debenture agreement, registration rights agreement and a line of credit agreement with GMF Holdings.

Both Funding Transactions.

Regarding both funding transactions as outlined above:

     Any debentures that have not been converted as of the due date, which is five years from the closing date, are to be converted to common stock in the company per the above rates. The company has agreed to register shares that will be issued pursuant to the convertible debentures and the line of credit agreement in a Form SB-2 registration statement.

     The company is subject to late penalties should it miss the filing date, which is 45 days from the date of closing (June 8, 2000) and/or the effectivity date, which is 120 days from the date of closing.

     The company has entered into a placement agency agreement with May Davis Group, Inc. and has agreed to pay a commission equal to 10% from net proceeds of both offerings. The company has also issued a total of: 400,000 warrants to May Davis Group, Inc. and/or its assigns pursuant to this underwriting to purchase common stock of the company. The warrants have a strike price equal to 110% of the closing bid price on the date of closing. The warrants were granted on June 21, 2000 and have an exercise life of 5 years. The warrants can be exercised on either a cash or cashless basis.

Net proceeds of the first portion of this funding package equal $443,000 which is the amount funded ($520,000) less 10% brokers commission ($52,000) and $25,000 in legal fees for Butler Gonzalez, the law firm that prepared the underwriting documents. This amount is broken down into: $20,000 in legal fees for the $520,000 convertible offering, and a $5,000 advance on the legal fees due regarding the line of credit offering. At the time the registration statement is deemed effective, an additional $20,000 in legal fees will become due to Butler Gonzalez for the balance of the legal fees due regarding the line of credit agreement. The company will pay a 10% commission to May Davis Group, Inc. out of proceeds of each advance made against the line of credit.

The proceeds from this offering are designated for use as working capital.

Registration of Shares.

Shares of common stock of the company will be sold under a shelf registration under Rule 415. A total of 154,161,647 shares are to be registered under this offering for the following purposes:

     91,815,755 shares to cover the debenture to be issued under the line of credit agreement.

     25,502,517 shares to cover the debenture already issued under the $520,000 convertible debenture offering

     9,000,000 shares to issued to the Chief Executive Officer of the company in consideration of, and in lieu of, all compensation due under his existing employment contract with the company and the cancellation of this contract.

     27,854,375 shares for the following purposes:

     for consulting services for the company

The cash sale price of the shares will be modified, from time to time, in accordance with changes in the market price of the company's common stock.

There can be no assurance that all of these shares will be issued or that any of them will be sold for cash. The gross proceeds to the company will depend on the amount actually sold for cash and the sales price per share. Except as disclosed above, no commissions or other fees will be paid, directly or indirectly, by the company, or any of its principals, to any person or firm in connection with solicitation of sales of the shares. These securities are offered subject to prior issue and to approval of certain legal matters by counsel.

Opportunity to Make Inquiries.

The company will make available to each offeree, prior to any sale of the shares, the opportunity to ask questions and receive answers from the company concerning any aspect of the investment and to obtain any additional information contained in this prospectus, to the extent that the company possesses such information or can acquire it without unreasonable effort or expense.

Execution of Documents.

Each person desiring to be issued shares, either as a conversion of a debenture, or an exercise of a warrant, must complete, execute, acknowledge, and deliver to the company certain documents, By executing these documents, the subscriber is agreeing that such subscriber will be, a shareholder in the company and will be otherwise bound by the articles of incorporation and the bylaws of the company in the form attached to this prospectus.

                              LEGAL PROCEEDINGS

Other than as set forth below, the company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the company has been threatened.

(a) On or around July 28, 2000, Clovis Unified School District filed suit in the Superior Court of the State of California, County of Fresno (Case No. 656326-6) against Majestic Modular Buildings, Ltd., The Majestic Companies, Ltd. and Frontier Pacific Insurance Company for alleged breach of contract, seeking $300,000 in damages. The Registrant was not a party to this contract and therefore is seeking removal as a party to this litigation. Frontier Pacific has since cross-complained against Majestic Modular Buildings, Ltd. The Registrant has answered this complaint. The Registrant is unable at this time to express an opinion as to the probable outcome of this matter, but intends to defend this matter vigorously.

(b) On or around January 25, 2001, Eastside Union School District filed suit in the Superior Court of the State of California, County of Los Angeles (Case No. MC 012292) against Majestic Modular Buildings, Ltd., and The Majestic Companies, Ltd. for alleged breach of contract, seeking $287,000 in damages. The Majestic Companies, Ltd. was not a party to this contract and therefore is seeking removal as a party to this litigation. The Registrant has answered this complaint. The Registrant is unable at this time to express an opinion as to the probable outcome of this matter, but intends to defend this matter vigorously.

(c) On or around November 9, 2000, Skidmore Construction Company filed suit in the Superior Court of the State of California, County of Los Angeles (Case No. MC 012070) against Majestic Modular Buildings, Ltd., for alleged breach of contract, seeking $120,000 in damages. The Registrant has answered this complaint. The Registrant is unable at this time to express an opinion as to the probable outcome of this matter, but intends to defend this matter vigorously.

(d) On or around May 30, 2001, Amelco Construction, a Division of Amelco Industries, Inc., a California corporation, filed suit in the Superior Court of the State of California, County of San Diego (Case No. GIC 768146) against Majestic Modular Buildings, Ltd., for alleged breach of contract, seeking $532,000 in damages. The Registrant has answered this complaint. The Registrant is unable at this time to express an opinion as to the probable outcome of this matter, but intends to defend this matter vigorously.

(e) On or around March 16, 2001, Taylor Ball of California, Inc. suit in the Superior Court of the State of California, County of San Diego (Case No. GIC 764033) against Majestic Modular Buildings, Ltd., for alleged breach of contract, seeking $626,866. in damages. The Registrant has answered this complaint. The Registrant is unable at this time to express an opinion as to the probable outcome of this matter, but intends to defend this matter vigorously.

                DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                          AND CONTROL PERSONS

The names, ages, and respective positions of the directors and officers of the company are set forth below. The Directors named below will serve until the next annual meeting of the company's stockholders or until their successors are duly elected and have qualified.
Officers will hold their positions at the will of the board of directors, absent any employment agreement, of which none currently exist or are contemplated. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the company's affairs.

Francis A. Zubrowski, Chief Executive Officer/Treasurer/Director

Mr. Zubrowski, age 65, has over 40 years of senior management experience and has served as a managing director of The Owen Stringfellow Ltd., a Baltimore based consulting firm with offices in New York, Connecticut and Massachusetts. Owen Stringfellow provides services in relation to mergers and acquisitions, debt restructuring, public offerings and turn-around situations. Prior to joining Owen Stringfellow, Mr. Zubrowski was Chairman and Chief Executive Officer of Consolidated Industries, a New England based group in the chemical manufacturing and heavy equipment industries. He has also worked with Bethlehem Steel, U.S. Steel and Union Carbide operating mining and transportation companies. He represented Kaiser-Roth Industries on the New York Stock Exchange. Mr. Zubrowski holds a Bachelors degree in Theology from Fordham University and a Masters in Business Administration from New York University.

Steven D. Rosenthal, President/Chief Operating Officer

Mr. Rosenthal, age 48 became Chief Operating Officer of the
Registrant on September 1, 2000 and President of the Registrant on January l, 2001. He reports directly to Mr. Francis Zubrowski, Majestic's Chief Executive Officer, and will oversee day-to-day aspects of; planning, budgeting, growth, and financial operations for each of Majestic's wholly owned divisions. In addition to Mr. Rosenthal's duties at the parent company, his newly appointed position as President of the Registrant's Transportation Products division puts him in charge of managing all aspects of the ongoing; marketing, distribution, and manufacturing efforts on behalf of the Registrant's innovative SAFE-T-BAR T school bus passenger restraint system. Mr. Rosenthal received a Doctorate degree in Education from Nova Southeastern University, and has over 20 years of upper level management experience. His unique combination of private industry management experience and direct involvement in the academic sector make him ideally suited to provide the Registrant with excellent managerial insight given the Registrant's present mix of educationally related products.

Connie White-Castellanos, Secretary/Controller.

Mrs. White-Castellanos, age 52, has served as the Registrant's executive assistant since August 1998, during which time she has expanded her managerial and administrative experience. Mrs. White-Castellanos has recently assumed the duties as the Registrant's corporate secretary and controller. Previously, Mrs. White-Castellanos served as a corporate administrator for four and one-half years for San Diego based BAOA, Inc., a publicly traded company involved in board game merchandising and telecommunications. Additionally, Mrs. White-Castellanos has fifteen years' experience as an owner/operator of WWTS, a construction water truck service.

Clayton S. Chase, Vice President of Investor Relations.

Mr. Chase, age 42, has served as Vice President of Investor
Relations of the Registrant since April 1999 and has been employed by the Registrant since 1998. Mr. Chase has nearly 10 years' experience in representing and raising capital for both public and private companies. He passed the NASD Series 7 registered representative exam in 1987. Mr. Chase headed the Arete' Design Group, a company that designs and markets audio accessories from 1994 to 1998. He was responsible for the identification and certification of a manufacturer in Tecate, Mexico, which mass produced these audio accessories. Mr. Chase graduated from the University of Colorado with a B.S. in Engineering Design and Economic Evaluation. He has served as an account executive for several businesses including: Royale Securities (public) and Moa Investment Corp. (private), both located in San Diego, California. Moa Investment Corp. acted as the General Partner in Limited Partnership syndications that purchased mostly all-cash real estate properties in the hospitality industry and Royale Securities acted as the General Partner in Limited Partnership syndications that purchased and developed oil and natural gas reserves.

Ralph D. Morren, Jr., Director.

Mr. Morren, age 44 was the Registrant's President from May 1998 through December, 1998. Mr. Morren has been a Director of the Registrant since May 22, 1998 and has over 17 years of managerial and operational experience in both domestic and international businesses. From 1994 to 1998 Mr. Morren was the President/CEO of Morren/Laurin Marketing, LLC, President CEO of Morren Laurin, LLC and President/Chairman of Creation Homes, Inc. Responsibilities with these businesses have included the day to day management of corporate affairs and operations and planning implementation, identification, acquisition and development of company objectives. Mr. Morren has been the Chief Executive Officer of several companies specializing in Custom Homebuilding, Real Estate Sales and Marketing, and Management Asset Evaluation Services. Mr. Morren has extensive expertise in organizing and technically analyzing project management's optimal critical paths. Mr. Morren was the President of SKYTEX International, Inc.

Paul S. Hewitt, Director.

Mr. Hewitt, age 48, has served as Executive Director of the National Taxpayers Union Foundation ("NTUF") from 1990 to present. The NTUF has been one of Washington's most effective and widely publicized research and public education programs, focusing on policy issues ranging from demographics and interest group behavior to health care, budget process and Social Security reform. From 1988 to 1989 Mr. Hewitt served as Corporate Development Consultant for New Century Petroleum in which he assisted in raising $1.3 million in seed capital from private investors. Mr. Hewitt has also served as a Professional Staff Member and Staff Director on the U.S. Senate Subcommittee on Inter-Government Relations. Mr. Hewitt graduated from the University of Berkeley with a B.A. in Economics. He received a Masters of Public Administration from American University in Washington, D.C.

                      SECURITY OWNERSHIP OF CERTAIN
                    BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of the Registrant's common stock as of March 1, 2001 (103,138,549 issued and outstanding) by (i) all stockholders known to the Registrant to be beneficial owners of more than 5% of the outstanding common stock; and (ii) all directors and executive officers of the Registrant as a group:


Title of        Name and Address               Amount of          Percent of
Class           of Beneficial Owner(1)         Beneficial            Class
                                               Ownership(2)

CommonStock     Francis A. Zubrowski           7,930,000 (3)          7.49%
                8880 Rio San Diego Road
                8th Floor
                San Diego, CA 92108

Common Stock    Steven D. Rosenthal            3,050,000 (4)          2.88%
                8880 Rio San Diego Road
                8th Floor
                San Diego, CA 92108

Common Stock    Clayton S. Chase               1,624,880 (5)          1.53%
                8880 Rio San Diego Road
                8th Floor
                San Diego, CA 92108

Common Stock    Connie White-Castellanos         393,790 (6)          0.37%
                8880 Rio San Diego Road
                8th Floor
                San Diego, CA 92108

Common Stock    Ralph D. Morren                   58,500              0.05%
                8880 Rio San Diego Road
                8th Floor
                San Diego, CA 92108

Common Stock    Paul S. Hewitt                         0              0.00%
                8880 Rio San Diego Road
                8th Floor
                San Diego, CA 92108

Common Stock    Shares of all directors and    13,057,170 (7)        12.34%
                executive officers as a
                group (6 persons)

(1) Each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them.

(2) Other than as footnoted below, none of these security holders has the right to acquire any amount of the shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations. The amount owned is based on issued common stock, as well as stock options which are currently exercisable.

(3) Included within this amount are the following: (a) options granted on December 1, 1999 for the purchase of 250,000 shares of common stock, exercisable at $1.25 per share until November 1, 2001; and (b) options granted on July 3, 2000 under the Registrant's Employee Stock Option Plan for the purchase of 1,500,000 shares of common stock, exercisable at $0.20 per share until July 3, 2010.

(4) Included within this amount are options granted on July 3, 2000 under the Registrant's Employee Stock Option Plan for the purchase of 450,000 shares of common stock, exercisable at $0.20 per share until July 3, 2010.

(5) Included within this amount are options granted on July 3, 2000 under the Registrant's Employee Stock Option Plan for the purchase of 300,000 shares of common stock, exercisable at $0.20 per share until July 3, 2010.

(6) Included within this amount are options granted on July 3, 2000 under the Registrant's Employee Stock Option Plan for the purchase of 200,000 shares of common stock, exercisable at $0.20 per share until July 3, 2010.

(7) Included within this amount are a options for the purchase of 2,700,000 shares of common stock, as detailed in footnotes (3) through
(6) above.

                           DESCRIPTION OF SECURITIES

General Description.

The securities being offered are shares of common stock. The company's articles of incorporation authorize the issuance of 200,000,000 shares of common stock, with a par value of $0.001.

The holders of the shares:

     have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the board of directors of the company are entitled to share ratably in all of the assets of the company available for distribution upon winding up of the affairs of the company are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

These securities do not have any of the following rights

     special voting rights

     preference as to dividends or interest

     preemptive rights to purchase in new issues of shares

     preference upon liquidation

     any other special rights or preferences.

In addition, the shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise.

Non-Cumulative Voting.

The holders of shares of common stock of the company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the company's directors.

Dividends.

The company does not currently intend to pay cash dividends. The company's proposed dividend policy is to make distributions of its revenues to its stockholders when the company's board of directors deems such distributions appropriate. Because the company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the company.

A distribution of revenues will be made only when, in the judgment of the company's board of directors, it is in the best interest of the company's stockholders to do so. The board of directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

Upon the completion of this offering, assuming the maximum offering of 120,000,000 is sold, the company's authorized but unissued capital stock will consist of 43,938,230 shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the company's management. If, in the due exercise of its fiduciary obligations, for example, the board of directors were to determine that a takeover proposal was not in the company's best interests, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

The company has engaged the services of Mellon Shareholder
Services, Overpeck Center, 85 Challenger Road, Ridgefield Park, New Jersey 07660-2108, to act as transfer agent and registrar.

                  INTEREST OF NAMED EXPERTS AND COUNSEL

Other than as set forth below, no named expert or counsel was hired on a contingent basis, will receive a direct or indirect interest in the small business issuer, which rises to the level of disclosure, or was a promoter, underwriter, voting trustee, director, officer, or employee of the company.

                   DISCLOSURE OF COMMISSION POSITION ON
              INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Limitation of Liability.

The articles of incorporation of the company provide that except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law or for the payment of dividends in violation of NRS 78.300, there shall be no personal liability of a director or officer to the company or its stockholders for damages for breach of fiduciary duty as a director or officer.

Indemnification.

(a)  Articles of Incorporation.

The articles of incorporation of the company provide the following with respect to indemnification:

Pursuant to NRS 78.751 Paragraphs 1 through 6 inclusive, and any amendments, additions or changes thereto, the company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests or the company and for acts for which the person had no reason to believe his or her conduct was unlawful.

The company will indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction.

(b)  Bylaws.

The bylaws of the company provide the following with respect to indemnification:

(1) In General. Subject to the laws of the State of Nevada, the company shall indemnify any director, officer, employee or agent of the company, or any person serving in such capacity for any other entity or enterprise at the request of the company, against any and all legal expenses (including attorneys fees), claims and liabilities arising out of any action, suit or proceeding, except an action by or in the right of the company.

(2) Lack Of Good Faith; Criminal Conduct. The company shall not be required to indemnify any person unless such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the company and, with respect to any criminal action or proceeding, where there was no reasonable cause to believe the conduct was unlawful. The termination of any action, suit or proceeding by judgment, order of settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the company, and that, with respect to any criminal action or proceeding, there was reasonable cause to believe that the conduct was unlawful. Moreover, the company shall not indemnify any person adjudged to be liable for negligence or misconduct in the performance of a duty to the company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(3) Successful Defense Of Actions. The company shall reimburse or otherwise indemnify any director, officer, employee or agent against legal expenses (including attorneys fees) actually and reasonably incurred in connection with the defense of any action, suit or proceeding herein above referred to, to the extent such person is successful on the merits or otherwise.

(4)  Authorization. Indemnification shall be made by the
company only when authorized in the specific case and upon a determination that indemnification is proper by:

(i)  The shareholders;

(ii) Majority vote of a quorum of the board of directors consisting of directors who are not parties to the action, suit or proceeding; or

(iii) Independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

(5) Advancing Expenses. Expenses incurred in defending any action, suit or proceeding may be paid by the company in advance of the final disposition, when authorized by the board of directors, upon receipt of an undertaking by or on behalf of the person defending to repay such advances if indemnification is not ultimately available under these provisions.

(6) Other Rights; Continuing Indemnification. The indemnification provided by the bylaws does not exclude any other rights to which the person seeking indemnification may be entitled under the law, shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7) Insurance. The company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company or who is or was serving at the request of the company in any capacity against any liability asserted against such person.

The board of directors may from time to time adopt further bylaws with respect to indemnification and may amend these bylaws to provide at all times the fullest indemnification permitted by the Nevada Revised Statutes.

(a) NRS 78.750 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

(1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(3) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

(b) NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

(1) Any discretionary indemnification under NRS 78.750 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(i)  By the stockholders;

(ii) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(iii) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(iv) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(2) The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(3) The indemnification and advancement of expenses authorized in NRS 78.7502 or ordered by a court pursuant to this section:

(i) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(ii) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

(c) NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.

(1) A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

(2) The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

(i)  The creation of a trust fund.

(ii)  The establishment of a program of self-insurance.

(iii) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

(iv)  The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

(3) Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

(4)  In the absence of fraud:

(i) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

(ii)  The insurance or other financial arrangement:

(A)  Is not void or voidable; and

(B) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

(5) A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

Undertaking.

The company undertakes the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                    ORGANIZATION WITHIN LAST FIVE YEARS

The names of the officers and directors as disclosed elsewhere in this Form SB-2. None of these individuals, as promoters, have received anything of value from the company.

                           DESCRIPTION OF BUSINESS

Business Development.

The Majestic Companies, Ltd. was incorporated under the laws of the State of Nevada on December 3, 1992 under the name of Rhodes, Wolters & Associates, Inc. In May 1998, Rhodes changed its name to SKYTEX International, Inc., and in December 1998, merged with a Delaware corporation named "The Majestic Companies, Ltd." SKYTEX had no material operations during the period prior to this merger. The Delaware corporation SKYTEX acquired in the merger had operations and formerly did business as "Majestic Motor Car Company, Ltd." and prior to that "Majestic Minerals, Ltd." As a part of the merger, SKYTEX's corporate name was changed to "The Majestic Companies, Ltd." Majestic Minerals, Ltd. was a British Columbia, Canada corporation that changed its name to Majestic Motor Car Company in April 1997.

In April of 1997 Majestic Motor Car Company, Ltd., entered into a
Master Licensing agreement with World Transport Authority. The licensing agreement allowed Majestic Motor Car Company, Ltd., to market and sell micro-manufacturing facilities that were capable of producing a low cost, all composite vehicle, designed especially for use in Mexico and South America. After waiting nearly a year for completion of a prototype composite vehicle by World Transport Authority, and, not knowing when a production model would be completed, Majestic Motor Car Company, Ltd., determined that it was in its best interests to abandon the project. The licensing agreement was terminated in June of 1998 with the mutual consent of World Transport Authority and Majestic Motor Car Company, Ltd.

Subsequent to the name change, in March 1998, Majestic Motor Car
Company merged with and into The Majestic Companies, Ltd., the Delaware corporation SKYTEX acquired in December, 1998. The Delaware corporation did not have prior material operations and was organized for the purpose of reincorporating under the laws of the State of Nevada.

To consummate the SKYTEX merger, stockholders of the pre-merger
Delaware corporation, "The Majestic Companies, Ltd.", were issued one share of SKYTEX common stock with par value of $.001 for each one (1.00) share of common stock owned as of December 11, 1998, of the pre-merger Delaware corporation "The Majestic Companies, Ltd."

The Majestic Companies, Ltd. is the parent of: Majestic Modular
Buildings, Ltd., Majestic Transportation Products, Ltd. and Majestic Financial, Ltd. All operations of The Majestic Companies, Ltd. are conducted through its three wholly owned subsidiaries:

     The Majestic Modular division designs, builds, leases and sells re-locatable modular structures including classrooms, office buildings, medical facilities and telecommunication equipment shelters to primarily end users located in California. The Modular division operates from and maintains administrative and manufacturing facilities in Modesto, California.

     Majestic Transportation designs and markets transportation related safety equipment for the school bus market. The Transportation Products division operates from an administrative and design engineering facility located in San Diego, California.

     Majestic Financial is engaged in the business of acquiring and leasing re-locatable modular structures to private and public California school districts as well as commercial end users.

The Majestic Companies, Ltd. maintains its Executive Offices at
8880 Rio San Diego Drive, 8th Floor, San Diego, California; telephone number (619) 209-6077. The executive office is the Registrant's principal operating office from which it manages and coordinates the activities of its wholly owned subsidiaries.

The Majestic Companies, Ltd. is a development stage company and therefore is subject to certain risks going forward including the risk of being unable to continue as a going concern. To date, the operations of the Registrant's business units have not generated sufficient earnings to cover the cost of operations. Therefore, the Registrant has incurred a net loss of $4,123,634 for year-ended 1999 (audited) and a net loss of $5,815,893 (audited). To date, revenues have been generated from the manufacture and sale of Modular Buildings: $2,265,609 for year-end 1999 (audited) and $2,389,095 for the year-end 2000 (audited), and from the leasing of modular classroom buildings owned by the Registrant:
$23,529 for year-ended 1999 (audited) and $100,150 for the year-end 2000 (audited). In order for the Registrant to continue as a going concern, it will be necessary to raise additional equity and or debt financing to cover the cost of future operations. There can be no assurance that the Registrant will be able to attain such additional financing on terms satisfactory to the Registrant.

Also due to the fact that the Registrant is a development stage company, the management team has no direct operating experience in the manufacture of modular buildings prior to inception of modular construction operations in April of 1998, and no direct prior operating experience in the transportation safety product industry prior to development of the Registrant's transportation product division in the first quarter of 1998.

Although, the Registrant has experienced growth in revenues since the inception of operations in 1998, the Registrant has experienced losses in each year of its operations, and, there can be no assurance, that, in the future, the Registrant will sustain revenue growth or achieve profitability. The Registrant has identified several steps it feels will begin to move it toward profitability:

     provide timely and adequate working capital for the modular division pursue volume purchase discounts for raw materials

     capitalize on federal and state legislation requiring safety restraints on school buses, and, begin realizing sales from, Majestic Transportation Products, Ltd., marketing efforts continual improvement and development of safety restraint devices within the same transportation division control all-around general overhead cost.

There have not been any bankruptcy or receiverships against the Registrant. There has been no material reclassification, merger, consolidation, or purchase or sale of any significant assets not in the ordinary course of the Registrant's business.
Business of the Registrant.

(a)  Majestic Modular Buildings, Ltd.

(1)  General.

Majestic Modular Buildings, Ltd., commenced operations on April 15, 1998, and is engaged in the business of designing, manufacturing and marketing re-locatable modular structures such as classrooms, office buildings, medical facilities and telecommunication equipment shelters to end users as well as to third party leasing agents for use primarily within the state of California. Majestic Modular maintains administrative and manufacturing facilities at 320 9th Street, Modesto, California.

The Registrant's principal product line consists of a variety of re-locatable modular classroom structures that are sold to both public and private California school districts. The Registrant's modular classroom structures are engineered and constructed in accordance with pre-approved building plans, commonly referred to as "P.C.'s" or "pre-checked" plans that conform to structural and seismic safety specifications adopted by the California Department of State Architects ("DSA"). The DSA regulates all California school construction on public land and the DSA's standards are considered to be more rigorous than the standards that typically regulate other classes of commercial portable structures.

Modular classrooms have increased in popularity with school facility planners looking to increase classroom capacity for a number of reasons, including the fact that they cost significantly less to build and can be built and put in place in much less time than traditional "brick and mortar" built school facilities. Other factors that have contributed to the rise in popularity of re-locatable modular classrooms is the fact that they are considered personal property versus real property and therefore can be financed out of a district's operating budget as well as their capital budget. In light of these benefits, the California legislature set up guidelines that specify, with certain exceptions, that at least 20% of all classroom space within a district be comprised of re-locatable modular classrooms.

In addition to building re-locatable modular classrooms, the Registrant designs, manufactures and markets a line of modular re-locatable structures for use as offices, temporary construction facilities, medical facilities and telecommunications equipment bunkers. These structures are designed and manufactured to conform to Department of Housing specifications.

(b)  Industry Overview.

Commercial re-locatable modular buildings are defined as non-residential factory built structures generally designed to meet or exceed federal, state and local building specifications. Based on a survey conducted by the Modular Building Institute, the commercial mobile office and modular industry as a whole (including all manufacturers, dealers, and suppliers) produced an estimated total aggregate revenue figure of approximately $4.85 billion during 1998. The use of modular re-locatable structures for commercial applications emerged as a distinct segment of the traditional method of construction methods shortly after the end of World War II. Early producers of modular buildings modeled their structures after the mobile command centers in use during the war that could be moved quickly and efficiently from location to location. Since that time, the added flexibility that this mobile or re-locatable feature provides for has broadened the use of modular buildings to include: classrooms, medical/surgical facilities, bank offices, rental car offices, daycare centers as well as a wide variety of industrial and commercial building applications.

By combining the cost savings of factory controlled manufacturing methods with the advantages and flexibility of re-locatable modular structures, the industry has developed a process whereby a quality, cost-efficient product can be delivered in a timely manner that is adaptable to a wide variety of building applications.

The commercial modular building industry is made up of three primary participants: independent manufacturers, integrated manufacturers, and dealers. Independent manufacturers generally supply factory built structures to independent third-party industry dealers that transact the sale or lease directly with the customer. Integrated manufacturers on the other hand deal directly with the end-user and perform sales and marketing functions in-house by maintaining an active sales presence in the field.

Over the last decade, school enrollments in California have grown as a direct result of both increased births and the influx of net immigrations. The California Department of Finance estimates that the public school K-12 population of California will further increase by an estimated 5% from 1999 to the year 2009. This increase in California's K-12 student population has put considerable pressure on the states existing public and private school facilities infrastructure and in many cases the build-out of additional adequate school facilities has not kept pace with this growth. This situation has led to a condition of overcrowding in many California school districts with the net result being class sizes reaching 30 or more students per classroom, making
California schools   some of the most crowded in the nation in terms of
students per classroom.. This ratio is in sharp contrast to a national average of approximately 17 students per class. As state budget deficits have lessened in recent years, additional funds have been allocated to the building of additional classrooms in a concerted effort to reduce class size of California schools to a targeted ratio below 20 students per teacher. Contributing to the shortage of school classrooms, due to growth issues, has been a general shift in population demographics. Student enrollments are shrinking in older, more established residential areas that typically utilize permanent site-built construction, resulting in excess and under-utilized classroom capacity, while in neighboring, newer residential areas, high growth rates of school aged children have created acute shortages of school classrooms and infrastructure.

The state-wide educational systems ability to add new classroom capacity to satisfy the needs of California's growing and shifting student demographics are contingent upon three primary factors. The collection and distribution of state tax revenues, capital allocations of state funding for educational concerns governed by existing fiscal budgetary policy, and the passing of state and local bond initiatives by the general electorate earmarked for the construction, updating, and maintenance of state school facilities. One of the primary methods of financing classroom construction in the past was greatly reduced in 1978 with the passing of Proposition 13, a measure that rolled back property taxes. At that time, property taxes were one of the primary sources of financing new and existing school growth plans. After the passing of Proposition 13, schools were forced to actively pursue alternative funding sources for the construction of new school capacity. These efforts were best served by the passing of several key legislative statutes.

In 1976 California adopted a measure that, with certain exceptions, at least 30% of all classrooms added using state funds must be re-locatable structures. This measure helped school systems to adopt a more flexible classroom infrastructure plan that could be better adapted to changing demographic requirements as their student populations grew. In 1979, the California legislature allocated additional state funding to schools for the purchase and leasing of re-locatable modular structures. In the early 1990's, funding sources for classroom expansion failed to keep pace with the demand caused by rising student enrollments and class-size again became an issue. This situation created a down cycle in the modular industry with statewide sales experiencing declines. In the latter half of the decade, state budget factors turned around and once again capital became available from the state for the addition of additional classroom space.

To alleviate overcrowding, the California legislature in 1996 appropriated funds from the operating budget to build additional classrooms in a concerted effort to reduce the number of students per teacher, especially in the primary grades K through 5, to a target ratio of under 20. This collective group of measures came to be known as the "Class Size Reduction Program." During the 1996-1997 school year, the state spent approximately $820 million on this program. Approximately $200 million of the funds were spent directly on re-locatable modular classrooms. During the 1997-1998 school year, the state followed up the initial funding with an additional $1.5 billion targeted for school facility upgrades and general operating budgets for the educational system. In November of 1998, public voters approved a sweeping $9.2 billion measure, Proposition 1A, which provided for additional school facility construction, facility upgrading, teaching staff, and curriculum. With the passage of this bond measure, classroom space once again became a major issue. The public school system intended to create a better learning environment for the students through the addition of extra classrooms.

In the formula for class size reduction, state administrators earmarked money for the purchase of modular classrooms for each school district that identified the need and presented a proposal to the state. Once approved, the state sends $35,000 per class to the individual school district for the purchase of each modular classroom. A 1976 State adopted Senate Bill ("SB50") mandated at least 30% of all new classroom space added using State funds must be re-locatable unless re-locatable classrooms are not available, or, the terrain of the school property being utilized would make the use of re-locatable classrooms impracticable. Proposition 1A, coupled with Senate Bill SB50, has increased the demand for re-locatable modular classrooms as a material percentage of these funds have been allocated for both the purchase and lease of re-locatable modular classroom in an effort to further advance the Class Size Reduction Program. Due to the fact that classroom staffing and curriculum development must be considered within the scope of bond measure funding, it is difficult to ascertain precisely the amount of funding these bond measures will allow school districts to utilize toward modular classroom acquisitions. These bond measures funds, nonetheless, provide school districts with a budgetary allowance to comply with classroom size reduction.

Many of the school districts located within larger cities of the state are experiencing space restrictions for expansion. The State regulates the amount of open land required in each school based on the number of students enrolled. Many of the more crowded schools have reached, or are about to reach, their maximum land-to-building use ratio. In order for these schools to add modular classrooms and conserve their land use, they are being forced to build compliant multi-story structures. The Registrant is currently attempting to obtain DSA approval for a clustered modular building that would comprise eight to ten classrooms in a multi-story configuration.

(c)  Re-Locatable Modular Classrooms.

The Registrant designs, builds and markets re-locatable modular classrooms to conform to specifications adopted and administered by the California Department of State's Architects. These specifications are generally more stringent than the building codes that apply to other types of commercial portable structures and must be compliant with existing fire, seismic and handicapped accessibility requirements.

Majestic Modular builds an assortment of re-locatable modular structures for the California education industry consisting of classrooms, administrative office structures and restroom facilities as well as additional special use buildings. These structures vary in overall size but normally consist of a number of standard sized units measuring 12' x 40' in size. These standard sized units are commonly referred to in the industry as "floors", and are built to this size so that they may be easily transported from the factory to the end-use site by an eighteen-wheel flatbed tractor-trailer. The most common type of structure built by the Registrant consists of two of these floors assembled together at the end-user's site to complete a 24' x 40' re-locatable classroom totaling 960 square feet. Larger structures are typically designed and built by using additional 12' x 40' (or similarly sized) building sections. These standard sized classrooms are normally supplied to the end-user with a minimum amount of finished interior features. Standard appointments for the Registrant's re-locatable classrooms consist of carpeting and student access ramps. In some cases, interior walls and or built-in cabinetry can be specified and completed at the factory level.

The typical price range for standard 24' x 40' classroom manufactured by the Registrant is between $25,000 and $35,000, before ramps, carpeting, interior walls or cabinetry. Custom classrooms supplied by the Registrant can range anywhere from $40,000 to $80,000 or more, depending on the finished size and number of custom features specified by the end-user.

The standard type of re-locatable classroom structure manufactured by Majestic Modular consists of a welded box-steel perimeter frame with steel floor joists of "perlins" welded in place to complete the structural sub-floor. The finished floor and walls are constructed with materials typically utilized in site-built construction. The interior and exterior finished surfaces can be varied based on customer specifications and can consist of a variety of wood, aluminum and other specified exterior materials such as brick or stone facing, etc. Building features such as electrical wiring, heating and air conditioning, plumbing, ceiling acoustics and floor coverings are installed and/or completed at the factory level before the buildings are prepared for final delivery. The Registrant generally does not participate in the delivery, site preparation and set-up of its re-locatable modular structures, choosing instead to employ the services of third-party sub-contractors that perform these services on a regular day-to-day basis.

In general, re-locatable modular classrooms cost significantly less and take much less time to construct and install than conventional site-built school facilities. Currently, modular classroom space costs roughly $35 per square foot, versus roughly $125 per square foot for traditional site-built, non re-locatable classroom construction. Also, their use permits a school district to relocate the units as student enrollments shift. Most importantly, the Registrant's modular products provide added flexibility to school districts: modular classrooms are considered personal property, and therefore can be financed out of a district's operating budget rather than by bond facility only. Although there can be no assurance, the Registrant believes these factors will continue to contribute to the demand for re-locatable modular classrooms.

Majestic Modular's production output for 1998 was 35 units built and 12 units sold, in 1999 there were 80 units built and 54 units sold. At present, the Registrant's modular production capacity could be capable of one (1) standard 24' x 40' unit per day, giving it a possible annual production capacity of 250 units per year. The Registrant also plans on adding at least one additional manufacturing facility the near future to increase its current output capacity. The Registrant believes that this growth strategy is warranted in order to gain the sufficient market share required to ensure stability and profit margins for the long term.

(d)  Sales and Marketing.

Within the modular construction industry, Majestic Modular is considered to be an "integrated manufacturer". This characterization is based on the fact that the Registrant employs and maintains an in-house sales and marketing staff to generate sales of modular structures. The sales and marketing staff of Majestic Modular works with both industry "dealers", (agents that lease classrooms to end-users), and ultimate end-users in order to increase business for its manufacturing unit. The Registrant's customers generally purchase re-locatable modular structures for use within the State of California. The sales team of Majestic Modular has concentrated their marketing efforts into three distinct geographic regions or territories, which are comprised of Northern California, Central California and Southern California. In addition to maintaining existing and/or repeat customers, each sales associate calls on prospective customers in the field in an effort to expand the Registrant's customer base.

The re-locatable modular structures industry is a highly competitive field. The Registrant competes for customer orders based on price, product quality, availability, delivery terms and reliability. During the preparation of a quotation, the marketing staff assists the customer in adhering to current modular construction code specifications. The Registrant maintains a set of "pre-checked" or pre-authorized building plans that conform to Department of State's Architects stringent specifications for re-locatable modular classrooms. These standard plans ("PC's or "Pre-Checks") generally provide for the basic architecture of most buildings ordered from the Registrant. In some cases, a previously awarded order for modular classrooms for a particular school district can remain open. This situation is known in the industry as a "piggy-back bid" and it allows other school districts to order this specific class of building directly from the manufacturer without entering into a new bidding process. When modular classrooms are specified by the customer that fall outside the design parameters of standard PC's, the Registrant employs both in-house as well as contract engineering services to complete the necessary design adjustments in order to complete the job.

Majestic Modular has approached marketing of its modular structures in a common-sense, long-term fashion. The Registrant developed or obtained architectural plans that are or have been previously approved, obtained contracts with school districts for long-term orders, hired personnel with modular construction experience, and negotiated favorable terms with suppliers of construction materials and components that the Registrant believes are favorable. In addition, the Registrant is designing a new multiple story clustered modular classroom structure for Department of State's Architects review.

The goal of the marketing effort is to gain additional market share through a concentrated campaign of: direct contact with customers using in-house marketing representatives, a high visibility presence at modular industry trade shows, open bids, and print advertisements carefully placed in industry trade periodicals. Management believes that this comprehensive marketing plan will help establish Majestic Modular as a leader in the construction of quality modular structures.

(e)  Competition.

There are approximately 19 companies currently building modular structures in California. The largest of these companies, Modtech, Inc., operates from multiple facilities located in Lathrop and Perris, California. Other primary competitors in California for modular structures include American Modular Systems and Design Mobile Systems. Outside of California, the Registrant's competitors include a number of publicly traded companies currently manufacturing pre-fabricated modular structures, and pre-fabricated housing. This industry group includes; Miller Business Systems (MBSI NASD), Nobility Homes (HOBH NASD), Cavalier Homes (CAV NYSE), Palm Harbor Homes (PHHM NASD) and Clayton Homes (CMH NYSE). All of these competitors have capital and other resources greater than the Registrant and could adversely impact the Registrant's marketing plans.

Majestic Transportation Products Ltd.

(a)  Industry Overview.

In the U.S., approximately 440,000 school buses transport daily approximately 24,000,000 students to and from school. Less than 20% of these buses are outfitted with any type of occupant safety restraint. Currently, no federal legislation exists that requires restraints to be installed on these buses. This lack of regulation at the federal level has prompted five separate states: New York, New Jersey, Florida, Louisiana and California, to adopt their own legislation regarding the installation of occupant restraints on school buses, three of which have just passed laws in 1999 (California, Florida & Louisiana); over 20 additional states have planned or have pending legislation. During the past five years, New York and New Jersey have mandated two-point lap belts to be installed in all new school buses, and as a result more than 80% of the school buses in these two states now have seat belts. Although the laws in New York and New Jersey require the belts to be installed, there is no law mandating that the students must wear them. While questioning officials from these areas, it was stated that the percentage of students voluntarily buckling up was well below 50%.

The main reason existing school bus fleets do not utilize restraints is due to a seat design implemented several years ago called "compartmentalization". In 1977, the Federal Motor Vehicle Safety Standards mandated the use of a seat design that raised the height of the seat back and allowed the seat back to "flex" in the event an occupant was thrown into the seat back during a crash. This new seat design provided a compartment area for seated passengers resulting in reduced chances of serious injury in the event of a crash. Although compartmentalization does provide increased safety to passengers, it has been determined after evaluating many school bus accidents; passengers can still be ejected from their seats during a bus crash.

Over the past several years, the concern for school bus restraints has raised enough attention that two states, New York and New Jersey, currently mandate passenger restraints in all buses in their fleets. Three states, Florida, Louisiana and California, recently passed legislation requiring seat restraints in new, and in some cases both new and existing buses effective in 2001. As of January 2000, there are 25 states with pending legislation for seat type restraints to be implemented this decade. Most of the states with pending legislation have not specifically determined the type of seat restraint that will be mandated due to the controversy over what type of restraint is considered best for school bus applications.

After studying various school bus crashes during the past twenty years, transportation officials and state legislators continue to debate which type restraint is best; lap belt, 3-point harness type restraint, or new designs like the SAFE-T-BAR T. While the governing bodies continue their discussions on the type of restraint, most officials throughout the education and transportation industry concur; the issue of seat restraints in school buses is not going away. The school bus transportation industry predicts, by the year 2005, at least 37 states will have mandates requiring schools to provide seat restraints in their bus fleet.

Parents have played an active role in raising the concern for student bus safety. Each time the media reports a school bus accident, parents become more concerned that the next time it may involve one of their children. This parental concern and awareness has triggered the initiative for lawmakers to take a more active role in the implementation of school bus safety restraints.

Majestic Transportation Products, Ltd. offers a new approach to school bus passenger safety. The product is called the SAFE-T-BAR T - a padded horizontal bar which rests above the lap of passengers similar to lap bars on roller coasters. The bar operates on a simple, but effective design, employing inertia to lock a mechanism similar to the locking mechanism in an automobile seat belt retractor. In the event of a sudden stop, crash or roll-over, the bar automatically locks in place, resulting in passengers staying within the seating (compartment) area. The mission behind the design of the SAFE-T-BAR T is to keep the passengers in their seating area during a bus crash, roll-over or other unforeseen mishap.

Documented case history reveals that schools who have utilized seat belts experienced less than a 15% usage rate. Bus drivers try their best to enforce the seat belt policy, however, once the driver sits behind the wheel of the bus; they have no means of effectively enforcing that students are staying buckled-up. Implementation of the SAFE-T-BAR T eliminates the need for bus drivers to enforce any restraint policies. It's a passive device in the sense the passenger doesn't have to do anything to make it function. SAFE-T-BAR T provides virtually a 100% usage rate since the seat occupant has no choice but to use the bar. SAFE-T-BAR T appears to cause passengers to sit in a more controlled manner facing forward, thus, reducing driver distractions.

Majestic Transportation has completed and passed the full
complement of testing required under the Federal Motor Vehicle Safety Standards by a federally approved testing lab in Adelanto, California, and is ready for installation in existing school bus fleets throughout
the U.S.   SAFE-T-BAR T is maintenance free and can be conveniently
installed by factory trained personnel at the school transportation yard site. It can be installed on any type of school bus manufactured after 1977.

(b)  oducts.

(1)  SAFE-T-BAR T.

The SAFE-T-BAR T is a heavily padded lap bar style restraint, similar to the restraints commonly found on amusement park rides. The purpose of the SAFE-T-BAR T is to hold an occupant within the padded seating area during an accident. Many of the 13,000 children hurt each year on school buses are ejected from this padded seating area, resulting in serious injuries. The SAFE-T-BAR's patent pending locking mechanism is hidden within the seat back and operates on the same principal as standard seat belt retractors common to almost every car on the road today. During sudden stops, collision, rollover etc., a small weighted pendulum swings and engages a latch, locking the SAFE-T-BAR T in the down position, controlling and restraining the passenger within the padded seating area.

The SAFE-T-BAR T has been carefully designed to fit all standard school bus seats post 1997, as well as being fitted as original equipment at the various school bus manufacturers. The SAFE-T-BAR T mounts on the seat back and is designed to bend the seat during a collision therefore absorbing impact energy. The SAFE-T-BAR T is also padded with over 10 pounds of Urethane foam adding in the ability to absorb impact energy. Evacuation of the school bus in the event of an emergency is very quick as the SAFE-T-BAR T's unique locking mechanism is designed to release once the bus comes to rest; occupants can then lift the bar and quickly move to the exit.

Installation time of the SAFE-T-BAR T is approximately 30 minutes per seat and is performed by Majestic Transportation to ensure proper fit and function. The bar is designed to last the life of the school bus (usually 12 years) with critical internal components being heat-treated to provide superior strength and durability. Replacement of just the bar alone is done in less than 10 minutes.

(2)  SAFE-T-SEAT T.

Majestic Transportation is in the process of developing a new seat design for school buses, officially labeled the "SAFE-T-SEAT T" restraint system. The SAFE-T-SEAT T system was conceived to increase the effectiveness of the SAFE-T-BAR T by designing a school bus seat that would perform more efficiently with the SAFE-T-BAR T during a crash.
The current school bus seat was designed in the early 1970's and federal standards were set at that time. Since then, a great deal of Federal and private crash testing has been done relating to school buses and Majestic Transportation has used this information in the development of the SAFE-T-SEAT T occupant restraint seat system.

The main advantage of the SAFE-T-SEAT T system is that the upper portion of the seat back is designed to better absorb the impact of the head and upper torso. The upper frame is made from an aluminum tube bent in such a manner to crush if either a vertical or a lateral load is applied. The attachment points for the SAFE-T-BAR T are designed to allow the horizontal portion of the bar to be free to ride down lower in the abdominal area during a crash. In addition, the SAFE-T-SEAT T system allows for the bar lock assemblies to be mounted in the center of the seat frame, eliminating the need for the "knee pads" normally required for retrofit of the SAFE-T-BART on existing school bus seats. Additional padding on the seat cushion and seat back will also be an integral part of the new system.

It is anticipated that the SAFE-T-SEAT T system will be primarily installed on new school buses at the point of manufacture. Majestic will either supply the manufacturer with the SAFE-T-SEAT T system or license the manufacturer to produce their own. The additional cost to produce a SAFE-T-SEAT T (less the SAFE-T-BART) will be no more than 50% above today's cost to produce a standard school bus seat. The Registrant envisions that the SAFE-T-SEAT T will enhance occupant safety in school buses and hopes to commence the marketing of SAFE-T-SEAT T devices in the year 2001.

(3)  SAFE-T-GUARD T.

The SAFE-T-GUARD T was developed with the knowledge that there are many fatalities outside of the school bus, in the loading and unloading zone. The typical scenario is that as a child exits the bus and remains close to the bus as it is departing the stop area, a child may trip or fall in the path of the bus's tires.

The task became to develop a "guard" to hang in front of the rear tires that would "scoop" a child out and away from the tires if he or she fell under the bus. An additional technical requirement was to enable this same guard to ride up and over a curb without being damaged or ripped off the bus. These requirements and others led to the SAFE-T-GUARD T, a unique system that incorporates a hanging flap much like a mud flap on a tractor trailer only it hangs on the front side of the rear tires. At the bottom of the "flap" is a hard plastic scoop with two rollers mounted to the backside between the "flap" and the "tire". This entire assembly hangs to within two inches of the ground. If the SAFE-T-GUARD T encounters any object up to 500 pounds it will remain in place and the roller object will roll until it moves out of the path of the tires. If it encounters an immovable object such as a curb or edge of a pothole for example, the roller wheels will contact the bus tires and the SAFE-T-GUARD T will "roll up" and over the obstacle.

The SAFE-T-GUARD T is designed to retrofit to any of the existing
440,000 school buses on the road today. The installation time is approximately one to two hours per bus. It is anticipated that new buses will also be fitted with the SAFE-T-GUARD T at the point of production.

(c)  General.

Majestic Transportation owns the exclusive manufacturing and marketing rights for the SAFE-T-BAR T. The Registrant's management believes it has the potential to become a preferred solution for on-board school bus passenger restraint systems. The general product design closely approximates the type of lap bar safety restraint systems commonly found on high velocity amusement park rides. Majestic Transportation plans to produce and currently is marketing the product to school bus manufacturers and operators nationwide, including governmental agencies and school systems.

As of March 3, 1999 the SAFE-T-BAR T completed and passed the full complement of testing required under Federal Motor Vehicle Safety Standards 222 & 302 and is ready for market roll-out. The test results were delivered to the Registrant in a comprehensive fifty-page report rendered by KARCO Engineering, a Federally approved collision testing facility located in Adelanto, California. Now that all federal compliance testing milestones for the SAFE-T-BAR T school bus passenger restraint have been met, the Registrant is moving quickly into the Pilot Program stage of this new product on a state by state basis. The marketing department of Majestic Transportation has discussed or is currently discussing with transportation officials and/or legislators in the States of Minnesota, New Jersey, Delaware, Florida, Illinois, Tennessee, New Mexico and New York that have requested information about the SAFE-T-BART passenger restraint system.

Majestic Transportation conducted its first pilot program with the Oceanside (California)Unified School District and recently completed the program on August 24, 1999. The program received high marks from the Transportation Staff as well as the many bus drivers who drove the SAFE-T-BAR T outfitted bus. The Registrant has not sold any SAFE-T-BAR T's to date but has one existing orders to install SAFE-T-BAR T's.

The SAFE-T-BAR T is a passive restraint in that it has a nearly
100% usage rate. The design requires the occupant to lift, sit and allow the bar to rest down in place and requires virtually no attention from the driver. SAFE-T-BAR T is patent pending and has been designed to lock in the down position during a collision, thus holding the occupant within the padded seating area. The cost to retrofit a school bus with the SAFE-T-BAR T is less than the cost to add seat belts, as the SAFE-T-BAR T does not require the seat to be changed. At the point of manufacture, the SAFE-T-BAR T cost is approximately the same as that of a lap-shoulder belt restraint although a lap-shoulder belt system reduces the typical three-position seat to a two position seat. This results in the need to purchase additional buses and adds an additional financial burden.

With of an average of 22 seats per school bus, this represents a potential market for 9.7 million restraints. Analysts predict the growth of the industry to continue at around 2% to 4% per year.
(Industry statistics source: School Bus Fleet Magazine Annual Fact Book
1999).

(d)  Sales And Marketing.

To date, sales and marketing efforts have been concentrated in the Southern California region, focusing on the public school market. Plans are currently underway to commence penetration into public schools in other states.

Sales and marketing efforts are conducted by the Vice President of Sales & Marketing in conjunction with the VP of Engineering. Sales calls are most effectively performed by visiting school transportation yards with a school bus owned by Majestic Transportation outfitted with the SAFE-T-BAR T. Prospective customers, including school transportation officials, bus drivers, administrators, board members, etc. can sit in seats representing various seat manufacturers and experience the SAFE-T-BAR T first hand. This sales approach permits interested prospects to thoroughly evaluate the product and raise any questions they may have regarding the bar's functionality, varying bus applications and other questions relating to passenger safety. Demonstrating the SAFE-T-BAR T in a real bus application has more impact to the prospective customer than demonstrating the bar with installed on a stand-alone seat.

Majestic Transportation is scheduled to participate in three major school bus transportation industry trade shows before the end of 2001. These trade shows draw the attendance of several thousand pertinent decision makers within the education industry including prominent representatives from the Parent Teachers Association.

The Registrant's focus for the remainder of 2001 will be to increase public awareness of the SAFE-T-BAR T through industry conferences along with demonstrating the product to both the public and private school sector. Also, the Registrant will continue to secure the support and endorsement of the SAFE-T-BAR T through appropriate government officials who believe passenger safety in school buses is an important issue that needs continued attention.

(e)  Market.

The current market breakdown is as follows:

     Private and public schools who possess their own bus fleet

     School bus contractors

     New bus manufacturers

Existing market size (existing bus fleets only):

     # of existing buses in U.S. market:                    440,000

     Average seat capacity per bus:                              22

     Potential SAFE-T-BART installations:                 9,700,000

     Cost per seat installation:                         $   229.00

     Potential revenue:                           $2.2 billion (approximate)

Note: The potential market projection for "new" school buses is 48,000 annually. At a cost to the manufacturer of $159.00 per SAFE-T-BAR T, the overall annual revenue potential is approximately $150,000,000.

(f)  Competition.

(1)  SAFE-T-BAR T.

Currently, to the knowledge of the Registrant's management there are no other bar type restraints on the market for school buses. The only known competition to the SAFE-T-BAR T presently on the market is a lap belt style seat belt system commonly found in smaller style school buses and on older cars. A three-point seat belt system (lap & shoulder) is not currently available due to conflicts in Federal standards, engineering and design criteria related to school bus seats. Lap style seat belts have been tried in New Jersey and in New York for the last 5 years on the larger style school buses. It has been estimated that only about 15% of the students riding on the school buses outfitted with these belts are buckling them up for the ride to or from school. In comparison, the SAFE-T-BAR T is a passive restraint system that is designed for a virtual 100% use rate. In addition, it is commonly reported by school bus operators that the children that choose not to wear the seat belts during the ride will often use the belts in a manner for which they were not designed, i.e. as a weapon by swinging the buckle, tying the belts in knots or picking apart the latch mechanism. By comparison, the SAFE-T-BAR T has only one exposed moving part, the bar, and cannot be manipulated by occupants.

(2)  SAFE-T-SEAT T.

The SAFE-T-SEAT T is a unique arrangement of a seat with a built-in restraint system. Again, the only competition to this would be a three-point seat belt system that is currently not available for school buses due to engineering conflicts with Federal standards. If a three point system were available, it would reduce the seating capacity of a school bus by 1/3. In addition, seat backs would be much higher (children would be out of view of the driver and along with the normal use problems of a two point system, a three point system requires the children to adjust the shoulder harness each time they sit down. This further reduces the likelihood that they will buckle-up.

(3)  SAFE-T-GUARD T.

There is currently no known competition in the school bus market for a guard system for the front side of the tires.

(g)  Regulation.

(1)  SAFE-T-BAR T & SAFE-T-SEAT T.

Standards for school buses are set by the Federal government and come under the Code of Federal Regulations . Under the Code of Federal Regulations are the Federal Motor Vehicle Safety Standards ("FMVSS") and two standards within FMVSS that apply to the SAFE-T-BAR T, FMVSS 222 & FMVSS 302. FMVSS 222 pertains to school bus seat strength and FMVSS 302 relates to vehicle interior materials burn rates. Majestic Transportation contracted with one of the west coast's largest federally approved FMVSS compliance testing facility in Adelanto, California. Karco Engineering was supplied with all the different school bus seats currently available, this included BlueBird, Thomas Bus, Amtran and Carpenter. Each of these seats were fitted with a SAFE-T-BAR T and each were run through the very specific procedures of testing as prescribed by FMVSS 222. This series of tests included:

Forward loading of the seat to determine seat frame deflection with a 2200 pound load;

     Aft loading to determine deflection;

     Head impact using a high velocity ram; and

     Knee impact using a high velocity ram also.

At the end of this testing, Karco Engineering issued Majestic
Transportation a 78 page report and the report indicated that the SAFE-
T-BAR T had passed all the requirements of FMVSS 222 on the first try.
FMVSS 302 was conducted by US Testing Labs in Los Angeles, California.
A sample section of the SAFE-T-BAR T was used in a controlled burn to determine if the self-skinning urethane foam would self extinguish per the requirements of the test. US Testing Labs issued a written report indicating that the SAFE-T-BAR T had met FMVSS 302 standard on the first try.

Although all equipment produced relating to school buses must meet Federal Motor Vehicle Standards it is up to each state individually to decide the optional equipment it would like on its buses, i.e. flashing lights & signs, restraints etc. New Jersey and New York have had laws requiring restraints on all school buses for the last 5 years. Florida, Louisiana and California passed laws last year requiring that all new school buses purchased beginning within the next 1 to 2 years must be equipped with occupant restraints. It is expected that during the 2000 legislative session, an additional 30 states will have pending legislation requiring occupant restraints on school buses.

(2)  SAFE-T-GUARD T.

There are no existing Federal or State regulations pertaining to guards that hang in front of the tires. The only known requirement is that the SAFE-T-GUARD T must not protrude beyond the side bodywork of the bus.

(h)  Manufacturing.

(1)  SAFE-T-BAR T.

The SAFE-T-BAR T is currently produced using five subcontractors in California, Nevada and Mexico. The "self-skinning urethane foam" process for the bar and knee pads is done at Universal Urethane in North Las Vegas, Nevada. Universal Urethane is one of the largest independent suppliers of molded foam products in the US today, with an annual output of over one million pounds of material. Purpose built aluminum molds were produced at Universal Urethane specifically for the SAFE-T-BAR T. The steel tube portion of the bar is produced in Mexico. The Mexican subcontractor is a large supplier of steel tube furniture, with 90% of the final product for export into the US. They are equipped with multiple automatic tube forming machines and presses for forming the two ends of the bar. This bar, produced in Mexico, is shipped directly to Universal Urethane to be covered in the molded foam. The remaining metal and plate components are produced in San Diego by Jiffy Machine and MetalTek. Critical Internal locking components are heat treated for maximum strength and durability. Final components are acid-etched, cleaned and yellow zinc-plated for corrosion protection.

A San Diego based cardboard box manufacturer is used and produces a custom-made shipping box for the SAFE-T-BAR T. The box holds two complete bar assemblies and 20 of these boxes can be arranged on a pallet and shrink-wrapped for bulk shipping or containerizing.

At the appropriate level of production, a shift will be made to use an automotive components manufacturer in Taipei, Taiwan. Golden Legion automotive, Taipei, is an ISO 9000 automotive component manufacturer with 90% of production for export. Golden Legion is a supplier to both Ford and Honda of Asia. Representatives from Majestic Transportation have already inspected Golden Legions facilities in Taipei and completed the first go-around of technology transfer. Start-up with Taiwan would be phased in over a six-month period.

The product, as shipped from Taiwan, would be received at Long
Beach in Sea-Land containers and warehoused and distributed from Long Beach using a contract service. Import duty on bus components is 1.75%. Shipping costs from Taiwan to Long Beach are about 2%.

(2)  SAFE-T-SEAT T & SAFE-T-GUARD T.

The SAFE-T-SEAT T and SAFE-T-GUARD T are both currently under development but will use the same approximate suppliers as the SAFE-T-BAR T. The SAFE-T-SEAT T will require an additional supplier of vinyl seat covering material and urethane sponge rubber - both expected to be sourced in San Diego. The SAFE-T-GUARD T will require additional cast urethane for the lower edge of the guard. In addition, caster wheels will also be needed, but will be purchased as an individual item and bolted to the final product. Both products are excellent candidates for production in Taiwan given predetermined production levels.

Majestic Financial, Ltd.

With the placement of its first single unit operational lease, Majestic Financial, Ltd. began operations in December of 1998. Its primary mission is to supply modular classrooms for lease to school districts. This is accomplished by directly providing modular classrooms for lease, or, through the acquisition of existing leased fleets from small to medium size entities. The focus is to establish an asset base that will continuously provide a turnover of revenue from the renewal of existing leases. Majestic Financial, Ltd.'s plan of operation includes providing schools that have limited budgetary resources the ability to obtain much needed classroom space under affordable lease terms.

Employees.

As of December 31, 2000, the Registrant had 12 employees, none of whom have entered into an employment agreement with the Registrant, other than: the Registrant's Chief Executive Officer, Francis Zubrowski, and the Registrant's Vice President of Investor Relations, Clayton Chase. The Registrant has no collective bargaining agreements covering any of its employees, has not experienced any material labor disruption and is unaware of any efforts or plans to organize its employees. The Registrant considers relations with its employees to be good.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the Registrant's Consolidated Financial Statements and Notes thereto, included elsewhere within this Form 10-QSB.

Description of Registrant.

The Registrant is a holding company that operates a group of wholly-owned subsidiaries involved in the manufacture and distribution of re-locatable modular buildings, the acquisition and lease of modular buildings and the development and marketing of a school bus safety restraint device known as the SAFE-T-BART. A complete description of the subsidiaries is included in the Registrant's December 31, 2000 Annual Report on Form 10-KSB.

Results Of Operations.

(a)  Six Months Ended June 30, 2001 and 2000

(1) Net Sales. Net sales based on completed contracts for the six months ended June 30, 2001 were $255,817, an eighty-five percent decrease from the same period in 2000. The modular division accounted for $212,799 of the total net sales for the first six
months ended June 30, 2001.   The large decline in reportable
completed contract sales for modular is attributed to several large
contracts still in progress not yet completed   Lease division
sales for the first six months of 2001 equaled sales for the same period ending in 2000 at $20,075. The balance of $22,943 in sales for the first six months ended June 30, 2001 is comprised of miscellaneous income at the corporate level.

(2) Cost of Sales. Cost of sales were consistent with year-to-date modular net sales at $167,213 for the six month period ending June 30, 2001 compared to cost of sales of $1,487,399 for the same period in 2000. Cost of sales consisted of modular division operations with minimal costs contributed from the other divisions.

(3) Research and Development. Research and Development expenses for the six month period ending June 30, 2001 totaled $30,290, a sixty-two percent decrease from $80,919 in the same period ending
2000. The decrease is indicative of reduced consulting fees related to ongoing development projects in the transportation division.

(4) Selling and Marketing. Selling and marketing expenses increased eighty-one percent to $95,815 for the six-month period ending June 30, 2001 as compared to $53,176 in the same period 2000. These expenses were primarily made up of corporate and transportation marketing activities.

(5) General and Administrative. General and Administrative expenses decreased by forty-four percent from $2,253,566 for the six month period ending June 30, 2000 to $1,269,544 for the same period in 2001. The large expenses in 2000 resulted greatly from corporate consulting fees paid for in shares that are no longer incurred in the current period.

(6) Other Expenses. Other expenses for depreciation decreased twelve percent to $32,918 for the six-month period ending June
30, 2001 from $37,521 for the same period ending 2000.
Interest expense increased two-fold from $45,018 for the six-month period ending June 30, 2000 to $101,457 in the same period 2001. The increase is indicative of the Registrant's costs associated with proceeds from debt financing in 2000 and 2001.

(b)  Three Months Ended June 30, 2001 and 2000.

Net Sales.  Net sales based on completed contracts for the
three months ended June 30, 2001 were $142,177, a ninety-one
percent decrease from the same period in 2000.    The large decline
in reportable completed contract sales is attributed to several large contracts still in progress not yet completed. The modular division accounted for $109,204 of period quarter sales. Lease sales totaled $10,038. This is reflective of the lease division's slow down in active operations throughout the past year. The balance of $22,935 sales resulted from miscellaneous division operations.

Cost of Sales. Cost of sales, $101,610, were consistent with modular division net sales for the three month period ending June 30, 2001 compared to cost of sales of $1,434,595 in the same period 2000. Cost of sales for this period were primarily attributed to modular division operations. Costs of sales for the lease and transportation divisions were marginal for the reported period.

Research and Development. Research and development expenses decreased to $16,999 for the quarter ended June 30, 2001 from $57,389 for the same period in 2000. The decrease is a result of reduced consulting fees and costs associated with ongoing development projects primarily in the transportation division.

Selling and Marketing. Selling and marketing expenses increased to $55,969 for the period ending June 30, 2001, from $51,245 for the same period ending in 2000. These expenses are comprised primarily of corporate and transportation marketing activities.

General and Administrative. General and Administrative expenses decreased from $1,120,632 for the period ending June 30, 2000 to $722,937, a reduction of $397,695 for the same period in 2001. General and Administrative expenses were larger in 2000 due to corporate consulting and legal fees paid for in shares. These expenses were no longer incurred in the current period.

Other Expenses. Other expenses for depreciation decreased to $15,852 for the three month period ending June 30, 2001, from $22,590 for the same period ending in 2000. Interest expenses increased from $22,249 in 2000 to $54,134 for the same three period ending June 30, 2001. The increase in interest is a result of the Registrant's acquisition of debt financing in the form of convertible debentures in 2000 and 2001.

Liquidity And Capital Resources.

As of June 30, 2001, the Registrant had a working capital deficit of $1,738,088 compared to a deficit of $1,449,523 at December 31, 2000, an increase in working capital deficit of $288,565. The increase in working capital deficit was primarily due to the Registrant decrease in deposits and prepaid expenses, as well as, an increase in customer deposits of $498,602, as of June 30, 2001. As a result of the Registrant's operating losses during the six months ended June 30, 2001, the Registrant generated a cash flow deficit of $726,447 from operating activities. During the six months ended June 30, 2001the Registrant repaid $116,914 of previously borrowed funds.

The Registrant met its cash requirements during the six -months ended June 30, 2001 by drawing on a debenture line of credit. The $2,000,000 equity line of credit is backed by four-percent convertible debentures. The funds were used for working capital purposes. The line of credit is structured whereby the Registrant can request advances from the investor in exchange for four-percent convertible debentures that
are convertible into the Registrant's common stock.   The exchange rate
for this conversion will be equal to eighty-percent of the average closing bid price for any four of the five trading days immediately preceding the date of conversion.

While the Registrant has raised capital to meet its working capital and financing needs in the past, additional financing is required in order to meet the Registrant's current and projected cash flow deficits from operations. As previously mentioned the Registrant has obtained financing in the form of equity in order to provide the necessary working capital. The Registrant currently has no other commitments for financing. There are no assurances the Registrant will be successful in raising the funds required.

The Registrant has issued shares of its common stock from time to time in the past to satisfy certain obligations, and expects in the future to also acquire certain services, satisfy indebtedness and/or make acquisitions utilizing authorized shares of the capital stock of the Registrant.

The independent auditors report on the Company's December 31, 2000 financial statements included in the Company's Annual Report on Form 10KSB states that the Company's recurring losses and default under its debt obligations raise substantial doubts about the Company's ability to continue as a going concern.

Forward Looking Statements.

The foregoing Management's Discussion and Analysis contains
"forward looking statements" within the meaning of Rule 175 of the Securities Act of 1933, as amended, and Rule 3b-6 of the Securities Act of 1934, as amended, including statements regarding, among other items, the Registrant's business strategies, continued growth in the Registrant's markets, projections, and anticipated trends in the Registrant's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Registrant's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Registrant's control. Actual events may differ materially from those anticipated in the forward-looking statements. Important risks that may cause such a difference include: general domestic and international economic business conditions, increased
competition in the Registrant's markets and products.   Other factors
may include availability and terms of capital, and/or increases in operating and supply costs. Market acceptance of existing and new products, rapid technological changes, availability of qualified personnel also could be factors. Changes in the Registrant's business strategies and development plans, and changes in government regulation could adversely affect the Registrant. Although the Registrant believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate.
There can be no assurance that the forward-looking statements included in this filing will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Registrant that its objectives and expectations will be achieved. The Registrant disclaims any intent or obligation to update "forward looking statements."

                           DESCRIPTION OF PROPERTY

The Registrant's principal executive and administrative offices are located in San Diego, California at 8880 Rio San Diego Drive, 8th floor, San Diego, California 92108. The Registrant leases these offices from Mission Valley Business Center LLC at a monthly rental of $5,361 for a term scheduled to expire on June 30, 2001. The Registrant considers these offices to be adequate and suitable for its current needs. The Registrant has general office equipment and furniture at this location of approximately $30,000.

The Registrant's subsidiary, Majestic Modular Buildings, Ltd., leases property at 320 9th Street, Modesto, California from Berberian Farms Corporation at a monthly rental of $14,500.00 for a term scheduled to expire April 30, 2003. The monthly rental for this property will increase to $15,000.00 in December 2001 and $15,500.00 in December 2002.
 The Registrant considers this property to be adequate and suitable for its current needs. The Registrant has general office equipment and furniture at this location of approximately $30,000, and manufacturing equipment of approximately $94,000.

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past two years, there have not been any transaction that have occurred between the Registrant and its officers, directors, and five percent or greater shareholders, except as follows:

(a) The Registrant executed a Promissory Note in October, 1998, whereby the Registrant agreed to pay the aggregate amount of Two Hundred Sixty Thousand Dollars ($260,000.000) to Mei Wah Company, Inc., a California corporation, by December 31, 1999 ("Promissory Note"). The terms, rights, title and interest to the Promissory Note were restructured and assigned to Francis A. Zubrowski's wife, Gail E. Bostwick, on April 8, 1999. The Registrant thereby received more favorable terms and conditions permitting payment over a period of seventy (70) months rather than maturing on December 31, 1999.

(b) In May, 1999 the Registrant obtained a $1,250,000 line of credit from a private lender for use in its modular operations in Modesto, California. The Registrant had drawn a total of $186,680 in proceeds from this facility as of September 30, 1999, but was unable to draw further sums under the line of credit due to the fact that the lending source ceased operations. Subsequent to these events, the Registrant's CEO, Francis Zubrowski, liquidated the balance payable on the line of credit in a private transaction with an exchange of restricted stock he owned. The Registrant thereupon agreed to repay to Mr. Zubrowski the amount of $186,680 that Mr. Zubrowski paid on the line of credit.

(c) In 1999, the Registrant's President and Chief Executive Officer and his spouse advanced funds in the form of unsecured notes to the Registrant for working capital purposes. As of December 31, 2000 and 1999, the amounts due the Registrant's President and Chief Executive Officer and his spouse were $373,593 and $ 344,069, respectively.

(d) In 1999, a company whose shareholders include officers of the Registrant, advanced funds in the form of an unsecured note to the Registrant for working capital purposes. As of December 31, 2000 and 1999, the amount due the Registrant were $7,000 and $57,039, respectively. No formal repayment terms or arrangements exist.

(e) Certain of the officers and directors of the Registrant are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on a board of directors. As a result, certain conflicts of interest may arise between the Registrant and its officers and directors. The Registrant will attempt to resolve such conflicts of interest in favor of the Registrant. The officers and directors of the Registrant are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Registrant's affairs. A shareholder may be able to institute legal action on behalf of the Registrant or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to the Registrant.

                      MARKET FOR COMMON EQUITY AND
                      RELATED STOCKHOLDER MATTERS.

Market Information.

On July 22, 1998, the Registrant's common stock began trading on the Over the Counter Bulletin Board under the symbol SKTX. On January 5, 1999 the Registrant's ticker symbol changed due to the change in the name of the Registrant, and subsequent to that date trades on the Bulletin Board under the symbol MJXC. The range of closing prices shown below is as reported by this market. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended on December 31, 2000

                                                 High      Low

Quarter Ended December 31, 2000                  0.08      0.00
Quarter Ended September 30, 2000                 0.20      0.09
Quarter Ended June 30, 2000                      0.28      0.11
Quarter Ended March 31, 2000                     0.45      0.20

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on December 31, 1999

                                                 High      Low

Quarter Ended December 31, 1999                  0.33      0.16
Quarter Ended September 30, 1999                 0.50      0.20
Quarter Ended June 30, 1999                      0.94      0.37
Quarter Ended March 31, 1999                     1.62      0.37

(b)  Holders of Common Equity.

As of March 1, 2001, there were approximately 300 shareholders of record of the Registrant's common stock.

(c)  Dividends.

The company has not declared or paid a cash dividend to stockholders since it became a "C" corporation. The board of directors presently intends to retain any earnings to finance company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the company's earnings, capital requirements and other factors.

                            EXECUTIVE COMPENSATION

The following table sets forth certain information relating to the compensation paid by the Registrant during the last three fiscal years to the Registrant's Chief Executive Officer. No other executive officer of the Registrant received total salary and bonus in excess of $100,000 during the fiscal year ended December 31, 2000 and prior.


                                          Summary Compensation Table

                           Annual compensation                      Long-term Compensation
                                                                 Awards           Payouts
Name and                                 Other           Restricted   Securities
principal                                annual             stock     underlying      LTIP    All other
position       Year     Salary   Bonus   compensation     award(s)    options/SARs    payouts compensation
                (1)       ($)     ($)       ($)(2)          ($)           (#)          ($)        ($)
   (a)          (b)       (c)     (d)       (e)             (f)           (g)          (h)        (i)
Francis A.     2000        0       0     $990,000            0             0            0          0
Zubrowski,     1999     $180,000   0         0           $18,000           0            0          0
CEO            1998     $ 60,000   0         0           $18,000           0            0          0


(1) The information set forth relative to periods prior to the consummation of the merger of the Majestic Companies, Ltd., a Delaware corporation, into SKYTEX International in December, 1998, represents sums paid to Mr. Zubrowski by The Majestic Companies, Ltd., a Delaware corporation and prior to March, 1998 by Majestic Motor Car Company.

(2) This compensation consists of the issuance of 9,000,000 shares of common stock in exchange for the cancellation of the employment agreement between Mr. Zubrowski and the Registrant (see below), valued at $0.11 per share.

Individual Option/SAR Grants In Fiscal Year Ended December 31, 2000.

Name              Number of      Percent of                    Expiration
                  securities       total        Exercise          date
                  underlying     options/SARs   or base
                  options/SARs   granted to     price ($/Sh)
                  granted (#)    employees
                                 in fiscal
                                 year (1)

Francis A.
Zubrowski, CEO    1,500,000       50.85%        $0.20 per share  July 3, 2010

Employment Contract.

On November 1, 1998, the Registrant and its President and Chief Executive Officer, Francis A. Zubrowski, renewed and amended a five year employment agreement whereby the Registrant paid Mr. Zubrowski an annual salary of $180,000 for 1999 and 10% increases in Mr. Zubrowski's salary per year for years 2000, 2001, 2002, and 2003. Under the Employment Agreement the Registrant also granted Mr. Zubrowski non-statutory stock options for 250,000 shares of the Registrant's common stock for each year of Mr. Zubrowski's employment. The exercise price for the stock option is $1.00 per share for year 1998, $1.25 per share for year 1999, $1.50 for year 2000, $1.75 for year 2001, and $2.00 for year 2002. The
Employment Agreement also grants Mr. Zubrowski $1,000 a month as an automobile allowance, $500.00 per month medical insurance allowance, and a term life insurance policy in the face amount of one million dollars ($1,000,000).

The Registrant and Mr. Zubrowski have determined to cancel this contract. In consideration of this cancellation and the new agreement, the Registrant has agreed to issue to Mr. Zubrowski a total of 9,000,000 shares of common stock, all of which were registered under this Form SB-2.

Other Compensation.

(a) There are no annuity, pension or retirement benefits proposed to be paid to Mr. Zubrowski in the event of retirement at normal retirement date as there was no existing plan as of December 31, 2000 provided for or contributed to by the Registrant.

(b) No remuneration is proposed to be paid in the future directly or indirectly by the Registrant to Mr. Zubrowski since there no existing plan as of December 31, 2000 which provides for such payment, except for an employee stock option plan. As of December 31, 2000, the Registrant had granted 2,950,000 options to employees under this option plan.

                            FINANCIAL STATEMENTS

                         THE MAJESTIC COMPANIES, LTD.
                    CONSOLIDATED BALANC E SHEET (Unaudited)

                                   ASSETS

                                                                 June 30, 2001

Current Assets:
  Cash and Equivalents                                              $   32,370
  Accounts Receivable-net of allowance                                  16,264
  Deposits and Other Prepaid Expenses                                   58,338
  Inventory, at Cost                                                   920,874

                   Total Current Assets                              1,027,847

Property and Equipment                                                 300,655
  Accumulated Depreciation                                            (100,904)
                   Net Property and Equipment                          199,752

Other Assets                                                            93,592
  Amortization                                                         (59,534)
                   Net Other Assets                                     34,058

Total Assets                                                        $1,261,657

                         LIABILITIES AND DEFICIENCY IN
                              STOCKHOLDERS' EQUITY

Current Liabilities:
  Current Maturities of Long Term Debt                              $  298,480
  Accounts Payable and Accrued Liabilities                           1,216,328
  Customer Deposits                                                  1,251,127
                   Total Current Liabilities                         2,765,935

Long Term Debt, Less Current Maturities                                641,181

Deficiency in Stockholders' Equity:
Convertible Preferred Stock, Par Value,
$.001 per share
  2,000,000 shares authorized; none issued at
      June 30, 2001                                                          -
Common Stock, Par Value $.001 per Share:
  200,000,000 shares authorized; 149,796,320  issued
  at June 30, 2001                                                     149,796
 Additional Paid-In Capital                                         11,796,634
 Stock Subscription Receivable                                               -
Accumulated Deficit                                                (14,091,889)
Deficiency in Stockholders' Equity                                  (2,145,459)
Total Liabilities and Equity                                        $1,261,657

            See Accompanying Notes to Unaudited Financial Statement

                             THE MAJESTIC COMPANIES
                       CONSOLIDATED STATEMENTS OF LOSSES
                                  (Unaudited)

                              Three Months Ended         Six Months Ended
                                   June 30                   June 30
                             2001          2000          2001         2000

Net Sales                    $    142,177  $ 1,589,668  $  255,817 $ 1,652,909
Cost of Goods Sold                101,610    1,434,595     167,213   1,487,399
Gross Profit                       40,566      155,073      88,603     165,510

Research and Development           16,999       57,389      30,290      80,919
Sales and Marketing                55,969       51,245      95,815      53,176
General and Administrative        722,937    1,120,632   1,269,544   2,253,566
Depreciation & Amortization        15,852       22,590      32,918      37,521
Operating Loss                   (771,191)  (1,096,784) (1,339,964) (2,259,673)

Interest Expense                   54,134       22,249     101,457      45,018
(Loss) Before Income Tax         (825,325)  (1,119,033) (1,441,421) (2,304,691)

Income Tax Expense                      -            -           -           -
Net (Loss)                       (825,325)  (1,119,033) (1,441,421) (2,304,691)

Loss Per Common Share
(Basic and Assuming Dilution)       (0.01)       (0.03)      (0.01)      (0.07)

Weighted Average Common       137,508,178   35,689,068 117,289,486  32,375,844

           See Accompanying Notes to Unaudited Financial Statements

                          THE MAJESTIC COMPANIES, LTD.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (Unaudited)

                                                          Six Months Ended
                                                               June 30
                                                          2001       2000
Increase (Decrease) in Cash and Equivalents
Cash Flows from Operating Activities:
Net Loss for the Period                               $(1,441,421) $(2,304,691)
Adjustments to Reconcile Net (Loss) to
Net Cash Provided By Operating Activities:
Common Stock Issued in Connection with
Services Rendered                                         183,318    1,499,980
Common Stock Issued in Exchange for Debt                  138,112
Depreciation and Amortization                              32,918       37,521
(Increase) Decrease in:
Accounts Receivables                                       36,568     (153,261)
Prepaid Expenses and Other                                108,297     (231,122)
Inventory                                                (188,838)    (391,179)
Increase(Decrease) in:
Accounts Payable and Accrued Expenses, net                (94,003)    (172,883)
Customers Deposits                                        498,602      151,575
     Net Cash Used in Operating Activities               (726,447)  (1,564,060)

Cash Flows from Investing Activities:
Capital Expenditures, Net of Disposals                     (2,687)      (8,044)
     Net Cash Used in Investing Activities                 (2,687)      (8,044)

Cash Flows from Financing Activities:

Proceeds from Sale of Common Stock, Net of Costs                 -           -
Proceeds from Loans, Net                                   841,730   2,695,320
Repayments of Loans, Net                                  (116,914) (1,092,204)
Net Cash, Provided by Financing Activities                 724,816   1,603,116

Net Increase (Decrease) in Cash and Equivalents             (4,318)     31,012
Cash and Equivalents at Beginning of Year                   36,688       4,970
Cash and Equivalents at End of Year                         32,370      35,982

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for Interest                      10,052      45,018
Common Stock Issued for Services                           183,318   1,499,980

Noncash Financing Activities:
Issuance of Common Stock In Exchange for Debt              138,112     960,000
Common Stock Subscription Receivable                             -           -
Debentures Exchanged for Common Stock                    1,023,949           -

           See Accompanying Notes to Unaudited Financial Statements

                           THE MAJESTIC COMPANIES, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

NOTE A - SUMMARY OF ACCOUNTING POLICIES

General

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-QSB, and therefore, do not include all the information necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Registrant's December 31, 2000 Annual Report on Form 10-KSB.

Basis of Presentation

The consolidated financial statements include the accounts of the Registrant, and its wholly-owned subsidiaries, Majestic Modular
Buildings, Ltd., Majestic Financial, Ltd., and Majestic Safe-T-Products, Ltd. (formerly Majestic Transportation Products, Ltd.). Significant intercompany transactions have been eliminated in consolidation.

Segment Information

During 2001 and 2000, the Registrant operated in three reportable segments: Majestic Modular, Majestic Financial and Majestic Safe-T-Products. The Registrant's three reportable segments are managed separately based on fundamental differences in their operations. Majestic Modular develops, manufactures and markets re-locatable modular classrooms, offices, office buildings, telephone equipment bunkers and modular structures. Majestic Modular's customers are primarily in the State of California.

Majestic Financial originates and services modular building leases. Majestic Financial's customers are primarily in the State of California. Operations for this subsidiary were substantially reduced in the year 2000.

Majestic Safe-T-Products, Ltd., is developing and marketing a proprietary passenger restraint system, and, an undercarriage guard device for the school bus industry. While Majestic Safe-T-Products is in the developmental stage and has not reported sales from its inception, the Registrant believes its products will be sold to customers throughout North America.

Segment operating income is total segment revenue reduced by operating expenses identifiable with that business segment. Corporate includes general corporate administrative costs.

The Registrant evaluates performance and allocates resources based upon operating income. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies. There are no inter-segment sales.

                         THE MAJESTIC COMPANIES, LTD.
                               INDUSTRY SEGMENTS
                                 (Unaudited)

                              Three Months Ended          Six Months Ended
                                    June 30                   June 30
                            2001             2000        2001         2000

Net Sales to External
Customers

Modular Buildings           $109,204       $1,577,935   $  212,799 $1,630,991
Leases                        10,038           10,037       20,075     20,075

Transportation                     -                -                       -

All Other                     22,935            1,696       22,943      1,843

Total Sales to External
Customers                    142,177        1,589,668      255,817   1,652,909

Segment Operating Income
Modular Buildings           (386,296)        (269,510)    (497,617)   (498,037)
Leases                        10,037            5,971       19,945      11,253
Transportation               (43,741)         (41,084)     (87,407)    (87,503)
All Other                          -                -            -           -

Total Segment Operating
(Loss)                     $(420,000)      $ (304,623)   $(565,079) $ (574,287)

                                                             2001      2000
                                                            Jun 30    Dec 31


Segment Assets
Modular Buildings                                        $1,171,442  1,067,878
Leases                                                            -          -

Transportation                                               45,257     46,784
All Other                                                         -          -

Total Segment Assets                                     $1,216,699 $1,114,662

                              Three Months Ended          Six Months Ended
                                    June 30                   June 30
                              2001         2000          2001         2000

Operating Income

Total Segment Operating
Income                      $ (420,000)   $  (304,623)  $  (565,079) $ (574,287)
Unallocated Corporate
(Expense)                     (405,325)      (814,410)     (876,342) (1,730,404)

Total Consolidated
Operating (Loss)              (825,325)    (1,119,033)   (1,441,421) (2,304,691)


                                                             2001      2000
                                                            Jun 30    Dec 31

Assets

Total Segment Assets                                      $1,216,699 $1,114,662
Corporate Assets Not Assigned to
Operating Units                                               44,958    144,363

Total Consolidated Assets                                 $1,261,657 $$1,259,025

          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                             FINANCIAL DISCLOSURE

There have not been any disagreements with Accountants in the past six months.

                                     PART II.
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

Information on this item is set forth in the propsectus under the heading "Disclosure of Commission Position on Indemnification for Securities Act Liabilities."

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Information on this item is set forth in the prospectus under the heading "Use of Proceeds."

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

There have not been sales of unregistered securities that have not been disclosed in prior filings.

ITEM 27.  EXHIBITS

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

ITEM 28.  UNDERTAKINGS

The undersigned company hereby undertakes to:

(a) (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(d) Provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is,
therefore, unenforceable.   In the event that a claim for
indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                              AVAILABLE INFORMATION

The company has filed with the U.S. Securities and Exchange
Commission, Washington, D.C. 20549, a Registration Statement on Form SB-2 under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with the registration statement. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the company and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

A copy of the registration statement, and the exhibits and schedules filed with it, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The public may obtain information on the operation of the public reference room by calling the Commission at 1 (800) SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the company. The address of the site is http://www.sec.gov. The registration statement, including all its exhibits and any amendments, has been filed electronically with the Commission.

                                  EXHIBIT INDEX

Exhibit                          Description
No.

2.1 Agreement and Plan of Merger between Skytex International, Inc., and The Majestic Companies, Ltd., dated October 8, 1998
       (incorporated by reference to Exhibit 8.1 to the Form 10-SB/A filed on February 8, 2000).

2.2 First Amendment to Agreement and Plan of Merger between Skytex International, Inc., and The Majestic Companies, Ltd., dated December 10, 1998 (incorporated by reference to Exhibit 8.2 to the Form 10-SB/A filed on February 8, 2000).

2.3     Articles of Merger of Domestic and Foreign Corporations into
        Skytex International, Inc., dated November 3, 1998 (incorporated by reference to Exhibit 8.4 to the Form 10-SB/A filed on February 8,
        2000).

2.4     State of Delaware Certificate of Merger of Domestic
        Corporation and Foreign Corporation, dated December 16, 1998 (incorporated by reference to Exhibit 8.3 to the Form 10-SB/A filed on February 8, 2000).

3.1 Articles of Incorporation, including all amendments thereto (incorporated by reference to Exhibit 2.1 to the Form 10-SB/A filed on February 8, 2000).

3.2    Amended and Restated Bylaws (incorporated by reference to
       Exhibit 2.2 to the Form 10-SB/A filed on February 8, 2000).

4.1 Warrants to purchase 100,000 shares of the Registrant, owned by Margaret C. Hubard expiring August 27, 2001 and executed on August 27, 1999 (incorporated by reference to Exhibit 6.16 to the Form 10-SB/A filed on February 8, 2000).

4.2 Form of Securities Purchase Agreement between the Registrant and investors (incorporated by reference to Exhibit 4.2 to the Form SB-2 filed on July 24, 2000).

4.3 Form of Subordinated Convertible Debenture issued by the Registrant to investors (incorporated by reference to Exhibit 4.4 to the Form SB-2 filed on July 24, 2000).

4.4 Form of Subordinated Convertible Debenture issued by the Registrant to GMF Holdings (incorporated by reference to Exhibit 4.4 to the Form SB-2 filed on July 24, 2000).

4.5 Form of Registration Rights Agreement between the Registrant and investors (incorporated by reference to Exhibit 4.5 to the Form SB-2 filed on July 24, 2000).

4.6 Warrant to Purchase Common Stock issued by the Registrant to May Davis Group, Inc. and its designees (incorporated by reference to Exhibit 4.6 to the Form SB-2 filed on July 24, 2000).

4.7 Line of Credit Agreement between the Registrant, May Davis Group, Inc., and GMF Holdings, dated June 8, 2000 (incorporated by reference to Exhibit 4.7 to the Form SB-2 filed on July 24, 2000).

10.1   Office Lease between Majestic Motor Car Company, Ltd. and
       Mission Valley Business Center LLC, dated December 31, 1997 (incorporated by reference to Exhibit 6.1 to the Form 10-SB/A filed on February 8, 2000).

10.2 Patent License Agreement between Majestic Motor Car Company, Ltd. and Adrian P. Corbett, dated February 20, 1998 (incorporated by reference to Exhibit 6.12 to the Form 10-SB/A filed on February 8,
       2000).

10.3   License Agreement dated April 22, 1998, between Majestic
       Modular Buildings, Ltd., Steven D. Rosenthal, and Cal-American Building Company, Inc., dated April 22, 1998 (incorporated by reference to Exhibit 6.8 to the Form 10-SB/A filed on February 8,
       2000).

10.4   Real Property Lease between Majestic Modular Buildings, Ltd.
       and Berberian Farms, dated May 1, 1998 (incorporated by reference to Exhibit 6.2 to the Form 10-SB/A filed on February 8, 2000).

10.5   Promissory Note payable from Skytex International, Inc. to Mei
       Wah Company, Inc., dated October 1, 1998 (incorporated by reference to Exhibit 6.13 to the Form 10-SB/A filed on February 8, 2000).

10.6   Employment Agreement between the Registrant and Francis A.
       Zubrowski, dated November 1, 1998 (incorporated by reference to
       Exhibit 6.5 to the Form 10-SB/A filed on February 8, 2000).

10.7 Assignment by Mei Wah Company, Inc. Note of $260,000 to Gail E. Bostwick, dated April 8, 1999 (incorporated by reference to Exhibit
       6.6 to the Form 10-SB/A filed on February 8, 2000).

10.8 Security Agreement between the Registrant and Gail E. Bostwick, dated May 21, 1999 (incorporated by reference to Exhibit 6.7 to the Form 10-SB/A filed on February 8, 2000).

10.9   Agreement for a Funding Source between Majestic Modular
       Buildings, Ltd. and Rick Griffey, dated May 21, 1999 (incorporated by reference to Exhibit 6.11 to the Form 10-SB/A filed on February 8, 2000).

10.10 Consulting Agreement between The Majestic Companies, Ltd. and Venture Consultants, LLC, dated May 28, 1999 (incorporated by reference to Exhibit 6.14 to the Form 10-SB/A filed on February 8,
       2000).

10.11 Equipment Lease between Majestic Modular Buildings, Ltd. and Saddleback Financial, dated August 10, 1999 (incorporated by reference to Exhibit 6.3 to the Form 10-SB/A filed on February 8,
       2000).

10.12 Disbursement Agreement between The Majestic Companies, Ltd., Majestic Transportation Products, Ltd., and Margaret C. Hubard, dated August 26, 1999 (incorporated by reference to Exhibit 6.18 to the Form 10-SB/A filed on February 8, 2000).

10.13 Security Agreement between The Majestic Companies, Ltd., Majestic Transportation Products, Ltd., and Margaret C. Hubard, August 26, 1999 (incorporated by reference to Exhibit 6.17 to the Form 10-SB/A filed on February 8, 2000)

10.14 Promissory Note payable to Margaret C. Hubard by the Registrant and Majestic Transportation Products, Ltd., dated August 27, 1999
      (incorporated by reference to Exhibit 6.9 to the Form 10-SB/A filed on February 8, 2000).

10.15 Lease/Purchase Agreement between the Registrant and A-Z Bus Sales, Inc., dated August 31, 1999 (incorporated by reference to
       Exhibit 6.4 to the Form 10-SB/A filed on February 8, 2000).

10.16 Investment Banking Services Agreement between the Registrant and NC Capital Markets, Inc. dated September 29, 1999 (incorporated by reference to Exhibit 6.15 to the Form 10-SB/A filed on February 8, 2000).

10.17  Promissory Note between the Registrant and Francis A.
       Zubrowski, dated October 20, 1999 (incorporated by reference to
       Exhibit 6.19 to the Form 10-SB/A filed on February 8, 2000).

10.18  Consulting Services Agreement between the Registrant and
       Richard Nuthmann, dated February 5, 2000 (incorporated by reference to Exhibit 10.18 of the Form 10-QSB filed on May 15, 2000).

10.19  Consulting Services Agreement between the Registrant and
       Robert Schuster, dated February 8, 2000 (incorporated by reference to Exhibit 10.19 of the Form 10-QSB filed on May 15, 2000).

10.20  Consulting Services Agreement between the Registrant and
       Dominic Migliorini, dated February 15, 2000 (incorporated by reference to Exhibit 10.20 of the Form 10-QSB filed on May 15, 2000).

10.21  Escrow Agreement between the Registrant, May Davis Group,
       Inc., and First Union National Bank, dated June 8, 2000
      (incorporated by reference to Exhibit 10.21 to the Form SB-2 filed on July 24, 2000).

10.22  Placement Agency Agreement between the Registrant and May
       Davis Group, Inc., dated June 10, 2000 (incorporated by reference to Exhibit 10.22 to the Form SB-2 filed on July 24, 2000).

10.23  Escrow Agreement between the Registrant, May Davis Group,
       Inc., and First Union National Bank, dated June 8, 2000
      (incorporated by reference to Exhibit 10.23 to the Form SB-2 filed on July 24, 2000).

21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Form SB-2 filed on July 24, 2000).